UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

TEKOIL & GAS CORPORATION

(Name of Small Business Issuer in its charter, as amended)

Delaware	34-2035350
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

25050 I-45 North, Suite 525, The Woodlands, TX	77380
(Address of principal executive offices)	(Zip code)

Issuer’s telephone number (281) 364-6950

Securities to be registered under Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.000001 par value

(Title of class)

TEKOIL & GAS CORPORATION

FORM 10-SB

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Business Development

TEKOIL & Gas Corporation (“TKGN,” “we” or the “Company”) is a publicly traded company (Pink Sheets: TKGN). The Company was originally incorporated in Delaware on January 2, 2002, under the name “Trailridge Holdings, Inc.” On April 6, 2004, the Company changed its name to “Glow Bench Systems International, Inc.”; and on December 14, 2004, it changed its name to “Pexcon, Inc.”

On May 25, 2005, Pexcon, Inc., entered into an Acquisition Agreement with Tekoil & Gas Corporation, a Florida corporation (“Tekoil-FL”), the shareholders of Tekoil-FL and Gerald M. Dunne (the “Acquisition Agreement”), in which the shareholders of Tekoil-FL received 694,980,000 shares of the common stock, $0.00000001 par value, of Pexcon, Inc., in exchange for the outstanding shares of common stock of Tekoil-FL held by them. Immediately following the closing of the Acquisition Agreement on June 27, 2005, Pexcon, Inc., had a total of 772,200,000 shares of common stock outstanding. In connection with the Acquisition Agreement, Pexcon, Inc., acquired the assets and assumed the liabilities of Tekoil-FL, which became a wholly-owned subsidiary of Pexcon, Inc. For accounting purposes only, the share exchange transaction was treated as a recapitalization of Tekoil-FL as the acquiror. In connection with the transaction, the Board of Directors of Pexcon, Inc., resigned, the Board of Directors of Tekoil-FL became the Board of Directors of the Company, and the Company’s name was formally changed from Pexcon, Inc., to TEKOIL & Gas Corporation.

The Company and its predecessors have not been involved in bankruptcy, receivership or similar proceedings.

On October 14, 2005, the Company effected a 1 for 100 reverse split of its common stock. As of that date and as a result of the reverse stock split, 7,722,000 shares of common stock were outstanding. In connection with the reverse stock split, the Company changed the par value of the common stock from $0.00000001 per share to $0.000001 per share, and it reduced the number of authorized shares of common stock from 800,000,000 shares to 200,000,000 shares.

The Company currently operates its business directly, and not through its Tekoil-FL subsidiary, which continues to exist but has no assets or operations. For the purpose of pursuing its business strategy in the Province of Newfoundland, Canada, on March 29, 2006, the Company formed a wholly-owned subsidiary, Tekoil Rig and Development Corporation, a Newfoundland corporation, and on April 19, 2006, the Company qualified to do business in Newfoundland.

The Company is also authorized to issue up to 20,000,000 shares of preferred stock, par value $0.00000001 per share. The Company has designated 3,000,000 of those authorized shares of preferred stock as Series A Convertible Preferred Stock, the terms of which are set forth in the Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on August 2, 2005, as amended by the Amendment to Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on February 22, 2006, and as further amended by the Second Amendment to Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on June 12, 2006.

The Company currently has outstanding 17,590,175 shares of common stock, par value $0.000001 per share (the “Common Stock”), and 1,972,000 shares of Series A Convertible Preferred Stock, par value $0.00000001 per share (the “Series A Preferred Stock”).

Public Reports

Upon the effectiveness of this registration statement, the Company will be subject to the reporting obligations imposed by the Securities Exchange Act of 1934, as revised (the “Exchange Act”) and the regulations thereunder. The Company will file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act. Such filings will be available to the public from the SEC’s website at http://www.sec.gov. The public may also read and copy any document filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Any person may obtain copies of any document filed by the Company at prescribed rates by writing to the Public Reference Section of the SEC at that address. Information about the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The Company also intends to make information about it, including its filings, available on the Company’s website at http://www.tekoil.com.

Shareholders of the Company and other interested persons may also obtain a free copy of any of the Company’s SEC filings (other than exhibits, unless they are specifically incorporated by reference in any such documents), by calling or writing TEKOIL & Gas Corporation, 25050 I-45 North, Suite 525, The Woodlands, TX 77380, Attention: Eric Ottens, Executive Vice President, telephone number (281) 364-6950.

Business of Issuer

The Company is an exploration stage oil and gas enterprise focused on the acquisition, stimulation, rehabilitation and asset improvement of small to medium sized manageable oil and gas fields throughout North America.

Business Strategy

Our overall goal is to maximize our value through profitable growth by acquiring oil and gas reserves and production, with a firm philosophy of utilizing the latest, state of the art oil and gas technology in our drilling operations. Our current and ongoing strategy is to (a) acquire producing oil and gas properties with significant upside potential at favorable prices, (b) focus on exploration and development activities to maximize production and ultimate reserve recovery on existing properties, (c) explore undeveloped properties, (d) maintain a low cost structure, and (e) maintain financial flexibility. Key elements of our strategy include the following:

Acquisitions of Producing Properties. We have an experienced management and technical team, some of whom are consultants, which makes us more financially flexible. We focus on the acquisition of owner-operated producing properties that meet our selection criteria, which include (a) significant potential for increasing reserves and production through development and further exploration, (b) favorable purchase price, and (c) opportunities for improved operating efficiency. We are continually identifying and evaluating acquisition opportunities. To date, we have not been successful in this regard, nor can we assure you that any such acquisitions will be successfully consummated in the future.

Development. We have researched several projects that did not meet our criteria and/or did not pass our due diligence process. We continue to use our network of contacts in the industry to explore such opportunities, and with the use of the internet we conduct much of our due diligence before doing in situ evaluations.

Exploration. Our exploration activities for 2005 and 2006 have been restricted geographically to North America and Canada. The main thrust of this initiative however was predominantly in Eastern Canada. We have identified a potentially exciting opportunity in an area where exploration and risk capital of in excess of $100 million has been previously expended from the 1990’s to 2005. However, another company holds the lease to this area, so we have no rights to pursue this opportunity unless the current lease is terminated. Our independent consulting engineers, Fekete Associates and Dick Boyce of dB, LLC, have advised us that this area was a failure due to previous operators’ not understanding the complexity of the structures, nor did they have the availability of modern-day 3D seismic technology. Over the life of the one drilled well in this area, when operating, by various operators, the well produced an average of 2,500 barrels of oil per day. We have access to all the previous data and history of these prospects, including mapping information, 2D seismic interpretation, minimal 3D seismic interpretation and extensive drilling information.

Low Cost Structure. We have only seven employees, and we hire subcontractors to provide technical engineering, accounting and legal expertise. We intend to maintain a low cost structure by keeping a small workforce. We have the capabilities of being an efficient operator and can capitalize on our low cost structure in evaluating acquisition opportunities. Our goal is to achieve substantial reductions in labor and other field-level costs from those expended by the previous operators. Our lower cost structure could substantially improve cash flows of targeted companies.

Financial Flexibility. We are committed to maintaining financial flexibility, which we believe is important for the successful execution of our acquisition, exploration and development strategy. Since October of 2005, we have completed private placements of our Common Stock and Series A Preferred Stock, which have provided us with aggregate net proceeds of approximately $1,972,000.

Western Newfoundland Prospect Development

Progress from August 2005 to August 2006. After assembling the technical team in August 2005 and confirming the significant hydrocarbon potential that exists in the area of the Port au Port Peninsula of Western Newfoundland, we had the following objectives for the August 2005 to August 2006 time period:

1.	Prepare a technically sound exploration and development plan.

2.	Lease the mineral rights over the prospective acreage at reasonable terms for the Company.

3.	Establish our presence in Newfoundland by forming a Newfoundland subsidiary, qualifying to do business in Newfoundland and opening an office there; familiarize ourselves with the applicable regulatory regime(s) for oil and gas activity in the province; and establish good working relations with the regulators, government officials and the local communities in which we will be operating.

4.	Obtain the approvals required to conduct an intense 3D seismic survey over the area’s onshore prospects. The necessity of conducting the seismic survey prior to conducting further drilling had been identified early in the technical evaluations.

In establishing these objectives, we recognized that they would not all be completely achieved by August 2006. Nonetheless, we have achieved the following objectives:

•	The exploration and development plan is complete.

•	We have developed a significant network of contacts in Newfoundland and have established a Newfoundland subsidiary and an office in St. John’s, Newfoundland, staffed by two employees, one of whom previously worked for the Newfoundland Department of Natural Resources for eight years.

•	We have met with relevant government agencies, such as the Department of Natural Resources, the Canada-Newfoundland and Labrador Offshore Petroleum Board, the Department of Environment and Conservation, Environment Canada, the Department of Fisheries and Oceans, as well as the Fish, Food and Allied Workers Union.

•	We have made significant progress towards obtaining environmental approvals for an exploration license to conduct the 3D seismic survey over the onshore prospects. On May 2, 2006, the Department of Environment and Conservation issued a letter regarding our Port au Port Peninsula 3D seismic survey, along with a summary of comments received from various reviewing agencies during the review period. The letter released our proposed 3D seismic survey from further environmental assessment by the Department, subject to the approval of an Environmental Protection Plan prior to the commencement of the survey.

Onshore Rig Construction

Background. High market demand has made it very difficult to contract drill rigs from oil producing centers to undertake drilling in frontier areas. Larger oil companies are executing long-term exclusive-use contracts in established areas, making rigs unavailable on a well-by-well basis. High demand has simultaneously created 12-18 month wait times to purchase a new rig. Rigs in the 600 to 1000 HP and 1500 to 2000 HP range are particularly in short supply. Industry analysts, such as Rigzone.com (August 24, 2006) and WorldOil.com (October 2005), report that high market demand for rigs is expected to continue for the next few years, and other industry publications, such as Drilling Contractor, appear to concur in that expectation. However, there can be no assurance that market demand will continue to be high.

To ensure access to a 2000 HP drilling rig for our Newfoundland exploration activities, we have investigated purchasing one or more older, unused units, and refurbishing them to present-day standards. The option is technically viable because the structural components of the rig have a service life in the order of 60 years. Refurbishment involves complete rebuilding/replacement of the mechanical, electrical and instrumentation systems.

The economics of purchasing an older unit and then refurbishing it in Newfoundland are attractive. Order of magnitude costs to secure a 2000 HP unit are as follows:

•	Two-year, long-term contract - $32 million, with an expected mobilization/demobilization charge of $10 million, according to an estimate by Nabors International. Factors affecting the estimate were limited land market in Newfoundland, higher labor costs in Canada, the fact that there is no rig in the area and the necessity of winterization.

•	Purchase new - $27 million, with 12 to 18 month delivery, according to an estimate from National Oilwell Varco. Prices for new rigs have been steadily increasing in response to demand.

•	Refurbish older unit - $10 million with 6 months delivery through our own turnkey operation, as outlined below.

According our consultant, given current market conditions and the expectation that high market demand will continue, the resale value of a refurbished unit one year from now would likely be in the range of $18 million to $25 million. That would provide an $8 million to $15 million margin. Because of this significant margin, we could have an opportunity to generate healthy profits from ongoing rig refurbishments, through development of an extended work experience program with a Newfoundland technical college. A typical capital cost profile for a refurbished 2000+ HP rig is as follows:

ITEM DESCRIPTION	ESTIMATED PURCHASE PRICE	**ESTIMATED COST TO REFURBISH	TRANSPORT. COSTS	TOTAL
	$US	$US	$US	$US
Substructure 25’ clear working height
Mast 152’ x 1,300,000 lbs capacity
National 1320 UE Drawwork c/w electric brake
National P275 rotary table
Oilwell P500 swivel
Traveling block / hook B660GA500

Items above to be purchased as part of the original four rig package.	1,500,000.00	600,000.00	200,000.00	2,300,000.00

Engines / generators - Caterpillar or Detroit (3)	600,000.00	100,000.00	60,000.00	760,000.00
SCR system and building	650,000.00		30,000.00	680,000.00
* 3 tank mud system 1800 bbls total volume	750,000.00		20,000.00	770,000.00
1600 hp mud pumps (two pumps)	650,000.00	100,000.00	40,000.00	790,000.00
* Water tank and pumping system	150,000.00		7,000.00	157,000.00
* Dog house and windwall on off drillers side	150,000.00		5,000.00	155,000.00
Blow out preventer 13 5/8” x 5000	200,000.00		15,000	215,000.00
6 station closing unit	80,000.00		10,000.00	90,000.00
Choke manifold and poorboy degasser	120,000.00		10,000.00	130,000.00
Hydraulic catwalk	530,000.00		25,000.00	555,000.00
* Pipe tubs( 7units )	150,000.00		5,000.00	155,000.00
Handling tools (tongs, slips, elevators) Pipe spinner to suit tubulars	200,000.00		5,000.00	205,000.00
Tuggers, air winch and wire line unit	60,000.00	10,000.00	5,000.00	75,000.00
Cold start and air compressors	110,000.00	15,000.00	5,000.00	130,000.00
Instrumentation	75,000.00	15,000.00	1,000.00	91,000.00
Wire rope & bridle line	55,000.00		5,000.00	60,000.00
* Suitcases & grasshopper/rig stairs	70,000.00		5,000.00	75,000.00
15,000’ of 5” Grade S-135 (19.5 lbs/ft.)	960,000.00		100,000.00	1,060,000.00
Drill collars 30 ea x 6 1/2”, 6 ea. X 8”; 3 ea. 9 1/2” drill collars	230,000.00		40,000.00	270,000.00
HWDP 5” x 50 joints	235,000.00		30,000.00	265,000.00
* Double walled fuel tank c/w pump	75,000.00		1,000.00	76,000.00
EZ-Torque hydraulic system	30,000.00	2,000.00	1,000.00	33,000.00
Rig hydraulic pump, tank and hook up	85,000.00	20,000.00	2,000.00	107,000.00
* Sandblasting & paint	78,000.00		1,000.00	79,000.00
Kelly hose, shock hoses & fire proof hoses	62,000.00		5,000.00	67,000.00

ITEM DESCRIPTION	ESTIMATED PURCHASE PRICE	**ESTIMATED COST TO REFURBISH		TRANSPORT. COSTS	TOTAL
	$US	$US		$US	$US
Miscellaneous equipment	100,000.00			5,000.00	105,000.00
* Complete electrical	225,000.00				225,000.00
Rig and mechanic tools	15,000.00				15,000.00
Rig up costs (cranes, trucks)	150,000.00				150,000.00
* Labor	630,000.00				630,000.00

Total	8,975,000.00	*	*862,000.00	638,000.00	10,475,000.00

Optional Equipment					Cost plus 15%
a 650 Ton Top Drive					Cost plus 15%
b Rig Matting					Cost plus 15%
c Convert rig to AC power					Cost plus 15%
d Purchase 125 hp boiler and winterize rig					Cost plus 15%

*	35% of total is for materials and 65% is for labor. Materials - $629,300.00; Labor - $1,168,700.00.
**	60% of total is for materials and 40% is for labor. Materials - $517,200.00; Labor - $344,800.00.

Total cost for labor - $2,143,500.00

Contract Drilling. The cost and difficulty of procuring a rig is a common problem for all oil companies operating in Atlantic Canada. With a rig in the area, we could contract to drill on non-competitive lands at a cost effective rate, relative to drilling contractors located in Western Canada, the US or international locations. In addition to our own use, we are already aware of at least two potential uses for a rig in Atlantic Canada: (i) drilling stratigraphic test holes for the province of Newfoundland, and (ii) drilling two commercial wells, preferably commencing the summer of 2007, for Petroworth Resources Inc., onshore Prince Edward Island to a depth of approximately 3,500 meters. Elsewhere, demand for rigs of this size is growing, and we have already established a number of leads.

An existing port with direct access to/from the college fabrication facilities enables freighter transport of rigs. Ready transportation access to/from Newfoundland to oil producing regions around the globe could, in combination with the aforementioned labor cost advantages, enable development of an ongoing commercial operation that supports government development initiatives for the region.

Status of Rig Refurbishing Plans. The initial assessment of a rig purchase encouraged further investigation through February and March, 2006. During this time period, the purchase concept has evolved and expanded to one of purchasing old, inactive rig(s) and refurbishing them in Stephenville, Newfoundland, as a stand-alone business because market demand has taken up all available manufacturing capability and is creating excessive queue times for new rigs. Given current market conditions, our best option to secure a rig for our internal 2008 drilling program is to rebuild one. However, an ongoing rig refurbishing business could generate cash flow in 2006 and could be used to collateralize and finance our current and future exploration efforts. A refurbishing business is technically viable because the service life on structural components is in the order of 60 years.

The capital cost estimate to acquire and refurbish an older rig is approximately $10.5 million. To control material and shipping costs, we have contracted with Jim Howdle of Full Circle International Oilfield Products Inc., who has over 25 years experience in refurbishing rigs. The contractor has confirmed the tight market situation, the suitability of Port Harmon for freighter transport and the capability of the industrial trades in the Stephenville, Newfoundland, area to refurbish rigs.

The following photos illustrate Port Harmon’s capability to accommodate freighter traffic. The port is accessible year round. None of the facilities pictured is owned or operated by the Company.

Port Harmon and Adjacent Fabrication Area in Stephenville

Breakwater into the Harbor

Freighter at Dock in Port Harmon

Freighter with Tugboat for Scale

We are currently pursuing the rig refurbishing business opportunity on several levels as follows:

•	Scouting for suitable rigs and rig components to ship to Newfoundland. Refinement of material lists and cost estimates to procure, ship and refurbish selected rigs.

•	Negotiation with interested oil companies for the pre-purchase of the initial batch of rigs.

•	Establishment of a wholly-owned subsidiary in Newfoundland, to handle the refurbishment business.

•	Securing key personnel under long-term contracts.

•	A site tour to inventory the college facilities and identify any additional equipment that will need to be purchased.

•	Ongoing negotiations with the technical college to better define the training program and the business relationship with the college.

Research and Development Expenses: We do not presently budget or isolate all of our research and development costs. These costs are generally included in overhead, as they are attributed principally to salary and other expenses associated with maintaining personnel who spend varying amounts of time dedicated to both research and development and to ongoing studies on our current projects.

Costs and Effects of Compliance with Environmental Laws: We do not currently budget or isolate all of our compliance costs relating to the environment. These costs are included in our consultant engineer fees.

Employees: As of August 31, 2006, we had seven total employees, of which six were full time employees. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good. We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of our senior management and key technical personnel. Competition for qualified personnel in our industry and geographical location is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient numbers of qualified personnel to conduct our business in the future.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Important Considerations Related to Forward-Looking Statements

This registration statement and the documents we incorporate by reference include “forward-looking statements.” All statements, other than statements of historical facts, included or incorporated by reference in this registration statement which address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements include, among others, such things as:

•	plans and objectives of our management for future operations relating to our products and services;

•	plans and objectives of our management for our future economic performance;

•	amounts and nature of future capital expenditures;

•	wells to be drilled or reworked;

•	oil and gas prices and demand;

•	exploitation and exploration prospects;

•	estimates of proved oil and gas reserves;

•	reserve potential;

•	development and infill drilling potential;

•	expansion and other development trends of the oil and gas industry;

•	business strategy;

•	production of oil and gas reserves;

•	planned asset sales or dispositions; and

•	expansion and growth of our business and operations.

These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including, but not limited to, the following:

•	risk factors discussed in this registration statement (including, but not limited to, those set forth below in “Risk Factors That May Affect Future Results”) and in the documents we incorporate by reference;

•	oil and gas prices;

•	exploitation and exploration successes;

•	continued availability of capital and financing;

•	general economic, market or business conditions;

•	acquisitions and other business opportunities (or lack thereof) that may be presented to and pursued by us;

•	changes in laws or regulations; and

•	other factors, most of which are beyond our control.

Consequently, all of the forward-looking statements made in this registration statement and in the documents we incorporate by reference are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. In light of the significant uncertainties inherent in such forward-looking statements, their inclusion should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors That May Affect Future Results

Risks Inherent in Oil and Gas Exploration: Exploration of oil and gas is highly speculative and involves a great deal of risk. Companies are often required to perform expensive geological and/or seismic surveys with respect to their properties. Even if the results of such surveys are favorable, only subsequent drilling at substantial costs can determine whether the commercial development of properties is feasible. Oil and gas drilling is frequently marked by unprofitable efforts, not only from unproductive prospects, but also from productive prospects that do not produce sufficient amounts to return a profit on the investment. There can be no assurance that an oil and gas company will be able to discover, develop or produce sufficient reserves to recover the expenses incurred in connection with the exploration of its properties and achieve profitability. Oil and gas operations are subject to the substantial inherent risks, such as encountering unusual or unexpected formations, interruptions due to adverse weather conditions, unforeseen technical difficulties and equipment breakdowns. Oil and gas properties are also subject to risks inherent to drilling for and producing oil and gas, including blowouts, cratering and fires. These risks could result in damage to or loss of life and property.

We will have to commission comprehensive and expensive 3D seismic surveys to evaluate properties and then perform some drilling activities to see if the interpretations of the 3D seismic information are correct. We expect our anticipated 3D seismic surveys to cost approximately $20.5 million, based upon a geophysicist’s estimate received on August 24, 2006. There is no guarantee that this will be successful from proving the technique to flow the oil, if there are the oil reserves anticipated, and whether it will be profitable. We have expended $1.2 million in risk capital for the evaluation of these areas, including the costs for the studies for the projected costs of 3D seismic work and environmental impact studies. We have filed an application to complete a 3D seismic survey, which is supported by engineering and environmental assessment documentation, as mentioned. While we have been released from the assessment process for approval of our exploration license by the Newfoundland Department of Environment and Conservation, there is no guarantee that our application for an exploration license, and the Environmental Protection Plan that we must submit, will be finally approved.

We do not currently own the leases to the Newfoundland properties in which we have an interest in exploring. Three instruments govern onshore petroleum activities in Newfoundland:

•	An exploration permit, issued as a result of a Request for Bids, confers the exclusive right to drill and test for petroleum on designated lands. It is valid for a primary term of five (5) years and can be extended for a further secondary term of two (2) years if certain conditions are met.

•	An exploration license does not confer any petroleum rights, but confers the non-exclusive right to conduct an exploration survey (e.g., seismic program) described in the license. An exploration license is valid for 180 days. We have applied for an exploration license with respect to our 3D seismic survey.

•	A lease, issued as a result of a discovery on an exploration permit, confers to the lessee the exclusive right to develop and produce a petroleum pool in the lease area. A lease has an initial term of 10 years, subject to five (5) year renewals for those areas still in production or necessary for production.

Canadian Imperial Venture Corp. (“CIVC”) was issued a lease for the area in which we are interested, and that lease was due to expire on August 13, 2006. On June 28, 2006, CIVC issued a press release announcing that the Government of Newfoundland and Labrador had extended the onshore lease for an additional year. We are not aware of the conditions placed upon the lease extension by the Government of Newfoundland and Labrador, but CIVC announced on August 15, 2006, that it had met certain financial commitment for the lease extension, specifically referencing work plans and work deposits submitted to the Department of Natural Resources.

Based upon our discussions with government officials, we believe that the Government of Newfoundland and Labrador is imposing stricter requirements on leaseholders regarding investment in leased areas and progress toward production, as suggested by the speech delivered at the Atlantic Canada Oil and Gas Summit on May 30, 2005, by Premier Danny Williams. However, we do not know whether or not CIVC will be able to continue to meet government requirements for its lease extension, so there is a substantial risk that we may not receive approval for application for an exploration license. It is possible that CIVC will meet all government requirements for continued extension of the lease, preventing us from having access to this specific area. In addition, even if CIVC’s lease were terminated, there is no guarantee that, if we receive approval of our exploration license for the 3D seismic survey, we will automatically be approved as the new holder/owner of the lease.

The weather conditions in Eastern Canada are very extreme, which make operating in the area very difficult. This increases the risk factors for damage to equipment or loss of life. We will have the industry standard operating insurance for such occurrences and potential liabilities, but we may not be fully insured for all possible risks, and we could go out of business if our insurance coverage proves to be insufficient.

We do not have any income or own any income producing oil and gas properties and have limited financial resources. To date, we have financed our operations primarily from advances made to us by Mark S. Western, our President and Chief Executive Officer, which have since been repaid or converted into equity, and by his subsequent fund raising efforts to private accredited investors. There is no guarantee that he will continue to be successful in these endeavors, nor are there any assurances that Mr. Western could or would continue to fund the Company in his personal capacity, as a last resort for financing. We will not be able to continue our operations without fresh injection of capital within the next nine months.

Our financial statements reflect a history of losses. We reported a net loss of $2,636,074 for the year ended December 31, 2005, of which $1,950,000 represents the compensatory element of Common Stock issuance to certain officers and directors, and a net loss of $15,966 for the period from November 29 through December 31, 2004. For the six months ended June 30, 2006, the Company reported a loss of 1,047,000. We also had an accumulated deficit of $3,699,345 as of June 30, 2006. We can provide no assurance that we will be profitable in the future, and, if we do not become profitable, we may have to suspend our operations.

If we are able to raise the funds necessary to continue its operations, our future performance will be affected by the successful drilling results of our project in western Newfoundland. The failure of drilling activities to achieve anticipated quantities of economically attractive reserves and production would have a material adverse effect on our liquidity, operations and financial results. There is an acute shortage of machinery and skilled workers in the oil and gas industry currently, and the strengthening Canadian Dollar could make operating in the area unprofitable.

We could be adversely affected by fluctuations in oil and gas prices. Even if our drilling activities achieve commercial quantities of economically attractive reserves and production revenue, we will remain subject to prevailing prices for oil, natural gas and natural gas liquids, which are dependent upon numerous factors such as weather, economic, political and regulatory developments and competition from other sources of energy. The volatile nature of the energy markets makes it particularly difficult to estimate future prices of oil, natural gas and natural gas liquids. Prices of oil, natural gas and natural gas liquids are subject to wide fluctuations in response to relatively minor changes in circumstances, and there can be no assurance that future prolonged decreases in such prices will not occur. All of these factors are beyond our control. There is no guarantee that the current price levels in the $70s will continue to be sustained, and there could be a sharp drop in market prices from factors such as oversupply, reduced demand, cheaper oil and gas sellers, new alternative energy sources depressing prices, downturn in the US and other world markets and major new exploration successes. Any significant decline in oil and gas prices would have a material adverse effect on our liquidity, operations, financial condition and ability to raise additional necessary capital. Lower oil and gas prices may also reduce the amount of oil and gas, if any, that can be produced economically from the Company’s properties.

We could be adversely affected by increased costs of service providers that we utilize. In accordance with customary industry practice, we rely on independent third-party service providers to provide most of the services necessary to drill new wells, including drilling rigs and related equipment and services, horizontal drilling equipment and services, trucking services, tubulars, fracing and completion services and production equipment. The industry has experienced significant price increases for these services during the last year, and this trend is expected to continue into the future. These cost increases could, in the future, significantly increase our development costs and decrease the return possible from drilling and development activities, and possibly render the development of certain proved undeveloped reserves uneconomical. In addition, the threat of global terrorism and/or the advent of bird flu becoming a pandemic could restrict travel for key personnel, again making the project unviable.

We are subject to numerous drilling and operating risks. Oil and gas drilling activities are subject to numerous risks, many of which are beyond our control. Our operations may be curtailed, delayed or canceled as a result of title problems, weather conditions, compliance with governmental requirements, mechanical difficulties and shortages or delays in the delivery of equipment. In addition, our properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

We have no experience in the rig building/refurbishment business and are relying on the expertise of Jim Howdle of Full Circle International. There is no guarantee that Mr. Howdle will continue to provide his services to the Company, or that the contemplated “apprentice training program” will proceed as planned or be successful. There is no guarantee that we will source the funding for this specific operation. In addition, market conditions could change, preventing us from acquiring suitable old, inactive rigs, or cheaper alternatives could become available, such as from Chinese manufacturers. Such factors could reduce the shortage of rigs in the market, resulting in reduced prices.

We anticipate that we will utilize horizontal drilling techniques. Horizontal drilling activities involve a greater risk of mechanical problems than conventional vertical drilling methods. However, drilling horizontally will allow us to drill with an onshore rig into offshore bottom-hole locations, much less expensively. The rig we plan to use is an onshore 2,000 horsepower triple, which has the ability to drill to a total depth of 20,000 feet with two miles of deviation. Horizontal drilling will also allow us to maximize production efficiency with less wells being drilled. However, there can be no assurance that we will achieve expected results from the use of horizontal drilling, or that we will not experience more mechanical problems and other difficulties than we otherwise might experience.

Our insurance policies may not adequately protect us against certain unforeseen risks. In accordance with customary industry practice, we intend to maintain insurance against some, but not all, of the risks described herein. There can be no assurance that any insurance will be adequate to cover our losses or liabilities. We cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

Our activities are subject to extensive governmental regulation. The oil and gas industry is subject to extensive federal, state, provincial and local laws and regulations governing the production, transportation and sale of hydrocarbons as well as the taxation of income resulting therefrom. Such regulations may be changed from time to time in response to economic or political conditions. From time to time, regulatory agencies have imposed price controls and limitations on production in order to conserve supplies of oil and gas. Numerous federal, state and provincial departments and agencies have their own rules and regulations applicable to the oil and gas industry. In general, these rules and regulations regulate, among other things, the extent to which acreage may be acquired or relinquished, spacing of wells, measures required for preventing waste of oil and gas resources and, in some cases, rates of production. The heavy and increasing regulatory burdens on the oil and gas industry increase the costs of doing business and, consequently, affect profitability. We must be cognizant of all of the above in both the US and Canada, which increases the risks. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state, provincial and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of our operations. There can be no assurance that the trend of more expansive and stricter environmental legislation and regulations will not continue.

We are subject to various environmental risks, and governmental regulation relating to environmental matters. We are subject to a variety of federal, state, provincial and local governmental laws and regulations related environmental protection, particularly the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous materials. These laws and regulations govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the release of emissions into the atmosphere, the discharge and disposition of generated waste materials, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. These laws and regulations subject us to increased operating costs, and they may impose substantial liability in the event that we fail to comply with them or for any contamination resulting from operations. Although these laws and regulations have not had a material adverse effect on our financial condition or results of operations, there can be no assurance that we will not be required to make material expenditures in the future. Moreover, we anticipate that such laws and regulations will become increasingly stringent in the future, which could lead to material costs for environmental compliance and remediation by the Company. Any failure by us to obtain required permits for, control the use of, or adequately restrict the discharge of hazardous substances under present or future regulations could subject us to substantial liability or could cause our operations to be suspended. Such liability or suspension of operations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to intense competition. We operate in a highly competitive environment and compete with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than ours. As disclosed above, our competitor, CIVC, currently holds a lease for the area in Newfoundland in which we are interested.

We currently depend on our Chief Executive Officer. We are dependent on the experience, abilities and continued services of our current Chief Executive Officer and President, Mark S. Western. Mr. Western has played a significant role in our development and management. The loss or reduction of services of Mr. Western could have a material adverse effect on the Company.

Our stock trades in a limited public market, is subject to price volatility, and there can be no assurance that an active trading market will be sustained. There has been a limited public trading market for our Common Stock, and there can be no assurance that an active trading market will be sustained. There can be no assurance that the Common Stock will trade at or above any particular price in the public market, if at all. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results or even mild expressions of interest on a given day. Accordingly, the Common Stock should be expected to experience substantial price changes in short periods of time. Even if we are performing according to our plans and there is no legitimate Company-specific financial basis for this volatility, it must still be expected that substantial percentage price swings will occur in our Common Stock for the foreseeable future.

Certain restricted shares of the Company will be eligible for sale in the future which could affect the prevailing market price of our Common Stock. Certain of the outstanding shares of our Common Stock are “restricted securities” under Rule 144 of the Securities Act, and (except for shares purchased by “affiliates” of the Company’s as such term is defined in Rule 144) would be eligible for sale as the applicable holding periods expire. In the future, these shares may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption, including pursuant to Rule 144. Under Rule 144, a person who has owned Common Stock for at least one year may, under certain circumstances, sell within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. A person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the restricted securities for the last two years is entitled to sell all such shares without regard to the volume limitations, current public information requirements, manner of sale provisions and notice requirements. Sale or the expectation of sales of a substantial number of shares of Common Stock in the public market by selling shareholders could adversely affect the prevailing market price of the Common Stock, possibly having a depressive effect on any trading market for the Common Stock, and may impair our ability to raise capital at that time through additional sale of our equity securities.

We do not expect to declare or pay any dividends in the foreseeable future. We have not declared or paid any dividends on our Common Stock. We currently intend to retain future earnings to fund the development and growth of our businesses, to repay indebtedness and for general corporate purposes, and therefore, we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

Our Common Stock may be subject to secondary trading restrictions related to penny stocks. Certain transactions involving the purchase or sale of our Common Stock may be affected by an SEC rule for “penny stocks” that imposes additional sales practice burdens and requirements upon broker-dealers that purchase or sell such securities. For transactions covered by this penny stock rule, broker-dealers must make certain disclosures to purchasers prior to purchase or sale. Consequently, the penny stock rule may impede the ability of broker-dealers to purchase or sell our securities for their customers and the ability of persons now owning or subsequently acquiring our securities to resell such securities.

Our principal shareholders own a significant amount of Common Stock. Mark S. Western beneficially owns approximately 58.52% of our Common Stock and approximately 44.08% of the combined voting securities of the Company. As a result Mr. Western is able to control the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation and bylaws and the approval of merger and other significant corporate transactions. In addition, our other directors and officers own significant amounts of Common Stock, such that all of the directors and officers together own approximately 88.95% of our Common Stock and approximately 66.99% of the combined voting securities of the Company. This concentrated ownership makes it unlikely that any other holder or group of holders of Common Stock and/or Series A Preferred Stock will be able to affect the way the Company is managed or the direction of our business. These factors may also precipitate, delay or prevent a change in our management or voting control.

Our shareholders may suffer significant dilution as a result of contemplated capital raising activities. In order to complete our business plans, we will likely require at least $60 million in additional capital financing. We intend to raise most of our additional capital through the issuance of debt, with a minimal equity interest to the lender in an attempt to minimize dilution. However, it is likely that we will need to issue additional equity, as well, which will result in dilution to our shareholders.

We cannot be certain that previous equity offerings by the Company were in compliance with securities laws and regulations. Prior to the Acquisition Agreement pursuant to which our current controlling shareholders took control of the Company, the Company engaged in capital raising efforts through the issuance of common stock. Such restricted securities were purportedly issued pursuant to valid exemptions from U.S. and state securities laws, and the previous controlling shareholder of the Company made representations in the Acquisition Agreement that all shares of common stock theretofore issued by the Company were issued in compliance with all federal and state securities laws and all other applicable laws. In the event that such representations were incorrect, and the Company issued securities in violation of federal or sate securities laws, then the Company could be subject to criminal and civil penalties, which could materially adversely affect its operations, its ability to raise additional capital and its stock price.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the Company’s financial statements, which have been prepared with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to intangible assets, income taxes and contingencies and litigation. The Company bases its estimates on historical expenses and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Stock-Based Compensation. The Company issues shares of its common and preferred stock to employees and non-employees as stock-based compensation. The Company accounts for the services using the fair market value of the consideration issued.

Intangible Assets. The valuation of intangible assets will be determined by management after considering a number of factors. On an annual basis, the Company will test for impairment. If the carrying value of the intangible assets exceed the present value of estimated future cash flows, the intangible asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Should the impairment loss be significant, the charge to operations could have a material effect on the Company’s results of operations and financial condition.

Plan of Operation

Forecasted Activities July 2006 to July 2007

We have identified the following objectives for the upcoming 12-month period:

1.	Lease the mineral rights over the prospective acreage at reasonable terms for the Company. The area in which we are interested consists of the Garden Hill area encompassing 270 square kilometers located onshore and offshore, and the Shoal Point area encompassing 400 square kilometers located offshore in Port au Port Bay.

2.	Obtain the exploration license required to conduct an intense 3D seismic survey over the area’s onshore and offshore prospects.

3.	Further establish our presence in Newfoundland.

Three instruments govern onshore petroleum activities in Newfoundland:

•	An exploration permit, issued as a result of a Request for Bids, confers the exclusive right to drill and test for petroleum on designated lands. It is valid for a primary term of five (5) years and can be extended for a further secondary term of two (2) years if certain conditions are met.

•	An exploration license does not confer any petroleum rights, but confers the non-exclusive right to conduct an exploration survey (e.g., seismic program) described in the license. An exploration license is valid for 180 days. We have applied for an exploration license with respect to our 3D seismic survey.

•	A lease, issued as a result of a discovery on an exploration permit, confers to the lessee the exclusive right to develop and produce a petroleum pool in the lease area. A lease has an initial term of 10 years, subject to five (5) year renewals for those areas still in production or necessary for production.

Offshore petroleum activities are subject to three different documents:

•	An exploration license, issued as a result of a Request for Bids, confers the right to explore for, and the exclusive right to drill and test for petroleum on designated lands, as well as the exclusive right to develop those portions of the offshore area in order to produce petroleum and the exclusive right, subject to compliance with other requirements, to obtain a production license. An exploration license is valid for a primary term of nine (9) years, consisting of two consecutive periods of five (5) years and four (4) years, with certain milestones that must be completed in the first five years for the license holder to continue to have rights in the latter four years. At the end of nine years, all rights to an area terminate unless the area becomes subject to a significant discovery license or a production license.

•	A significant discovery license may be granted with respect to an area as a result of an application for a declaration of significant discovery. It grants the same rights as an exploration license, and effectively extends rights to an area for so long as the relevant declaration of significant discovery is in force, or until a production license is issued for the relevant lands. The government retains significant authority over drilling orders and development orders.

•	A production license is issued where a commercial discovery is declared, which is a discovery of petroleum that has been demonstrated to contain reserves that justify the investment of capital and effort to bring the discovery to production. A production license confers the following: the right to explore for, and the exclusive right to drill and test for, petroleum; the exclusive right to develop those portions of the offshore area in order to produce petroleum; the exclusive right to produce petroleum from those portions of the offshore area; and title to the petroleum so produced. A production license is effective from the date it is issued for a term of twenty-five (25) years or for such period thereafter during which commercial production continues. The government retains significant authority over drilling orders and development orders.

Canadian Imperial Venture Corp. (“CIVC”) was issued a lease for the onshore area in which we are interested, and that lease was due to expire on August 13, 2006. On June 28, 2006, CIVC issued a press release announcing that the Government of Newfoundland and Labrador had extended the onshore lease for an additional year. We are not aware of the conditions placed upon the lease extension by the Government of Newfoundland and Labrador, but CIVC announced on August 15, 2006, that it had met certain financial commitment for the lease extension, specifically referencing work plans and work deposits submitted to the Department of Natural Resources. Based upon our discussions with government officials, we believe that the Government of Newfoundland and Labrador is imposing stricter requirements on leaseholders regarding investment in leased areas and progress toward production, as suggested by the speech delivered at the Atlantic Canada Oil and Gas Summit on May 30, 2005, by Premier Danny Williams. In the event that CIVC’s lease is terminated, re-bidding for the lease would likely then commence. Similarly, licenses covering the offshore prospective acreage are due to expire January 15, 2007, and re-bidding could commence as early as the fall of 2007.

We are currently in the process of confirming the environmental approval amendment procedures for the applications submitted to date to expand and include prospective offshore acreage surrounding the Port au Port peninsula. We have made significant progress towards obtaining environmental approvals for an exploration license to conduct the 3D seismic survey over the onshore prospects. On May 2, 2006, the Department of Environment and Conservation issued a letter regarding our Port au Port Peninsula 3D seismic survey, along with a summary of comments received from various reviewing agencies during the review period. The letter released our proposed 3D seismic survey from further environmental assessment by the Department, subject to the approval of an Environmental Protection Plan prior to the commencement of the survey. This process is expected to be completed over the next several weeks, with approvals forthcoming in the fall of 2006.

To further cement our presence in Newfoundland, we have recently established our Canadian headquarters in St. John’s and appointed Donna Parsons as Vice-President, Corporate Relations. We are talking to a number of companies and institutions concerning the long term financing for the Company’s operations, and we will continue to do so.

Liquidity and Capital Resources

Our operating and capital requirements have exceeded our cash flow from operations as we have been building our business. Since inception we have expended approximately $1.7 million for operating and investing activities, which has been funded by investments of approximately $1.9 million from our shareholders.

Our cash balance as of June 30, 2006, was $276,842, which was approximately the same as of December 31, 2005. The slight increase to our cash balance was attributable to approximately $1,110,000 raised by the Company through private placements of its Series A Convertible Preferred Stock in 2006 offset by increased operating expenses during the six months ended June 30, 2006. Management believes the current cash balance is sufficient to fund the current normal level of operations for the next twelve months.

We will need to raise additional capital of approximately $35 million to proceed with the 3D seismic program and the drilling of two wells. We will also need to raise an additional $25 million to proceed with our drilling rig refurbishment program. To date, the Company has generated no revenues. The Company is currently in negotiations with various investors, primarily for debt financing, but there can be no assurance that such funds will be available to us or that adequate funds from debt or equity financings will be available when needed or on terms satisfactory to us. Our failure to obtain adequate additional financing may require us to delay or curtail some or all of our business efforts. Any additional equity financings may involve substantial dilution to our then existing shareholders.

During the past three years, the Company has sold unregistered shares of its Series A Convertible Preferred Stock, par value $0.00000001 per share, at the offering price of $1.00 per share, and the Company continues to offer and sell unregistered shares of its Series A Convertible Preferred Stock, from time to time, at such price. The sales are part of an offering made in reliance on Section 4(2) of the Securities Act and the safe harbor provided by Rule 506 of Regulation D promulgated under the Securities Act, in that the sales did not involve any public offering. See, “Part II, Item 3 - Recent Sales of Unregistered Securities.”

On December 15, 2005, the Company issued an unsecured promissory note, bearing interest at the rate of prime plus one percent (1%) per annum (8.25% at December 31, 2005) to Wiener Goodman & Company, PC Profit Sharing Plan FBO Gerald Goodman (the Company’s Chief Financial Officer, Treasurer and Director) in the principal amount of $50,000, with principal and interest due at maturity on June 15, 2006. The maturity date has since been extended until September 30, 2006. At any time prior to maturity, the lender may, at its option, convert the promissory note into 50,000 shares of Series A Preferred Stock. There are no other formal arrangements to advance or loan funds to the Company or repay any such advances or loans.

ITEM 3. DESCRIPTION OF PROPERTY.

Office Space

We lease an office identity and secretarial services at 25050 I-45 North, Suite 525, The Woodlands, Texas 77380, at the current rental rate of approximately $200 per month. The office is leased on a month-to-month basis. Currently, the facility is adequate for our operations, but management expects that additional facilities will be needed.

We took possession of 25 Mountbatten Drive, St. John’s, NL A1A 3Y1, which has been serving as the Company’s Canadian headquarters since April 2006. We subsequently signed a Purchase and Sale Agreement for the 6,000-square-foot property, which is scheduled to close on September 8, 2006. The purchase price is approximately 400,000 Canadian dollars.

Oil and Gas Leases

We do not currently own the leases to the Newfoundland properties in which we have an interest in exploring, nor are we certain of the terms of such leases. Canadian Imperial Venture Corp. (“CIVC”) was issued a lease for the area in which we are interested, and that lease was due to expire on August 13, 2006. On June 28, 2006, CIVC issued a press release announcing that the Government of Newfoundland and Labrador had extended the onshore lease for an additional year. We are not aware of the conditions placed upon the lease extension by the Government of Newfoundland and Labrador, but CIVC announced on August 15, 2006, that it had met certain financial commitment for the lease extension, specifically referencing work plans and work deposits submitted to the Department of Natural Resources.

Based upon our discussions with government officials, we believe that the Government of Newfoundland and Labrador is imposing stricter requirements on leaseholders regarding investment in leased areas and progress toward production, as suggested by the speech delivered at the Atlantic Canada Oil and Gas Summit on May 30, 2005, by Premier Danny Williams. However, we do not know whether or not CIVC will be able to continue to meet government requirements for its lease extension, so there is a substantial risk that we may not receive approval for application for an exploration license. It is possible that CIVC will meet all government requirements for continued extension of the lease, preventing us from having access to this specific area. In addition, even if CIVC’s lease were terminated, there is no guarantee that, if we receive approval of our exploration license for the 3D seismic survey, we will automatically be approved as the new holder/owner of the lease

Other

We own or lease various computer equipment, telecommunications equipment, furniture and office machinery at our office locations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following individuals hold five percent (5%) or more of a class of the outstanding voting stock of the Company. No other individual or any group is known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company’s outstanding voting securities.

Title of Class	Name and Address of Beneficial Owner	Amount and nature of Beneficial Ownership (1)	Percent of Class (2)
Common Stock, $0.000001 par value	Mark S. Western 5209 Patricia Drive Orlando, FL 32819	10,294,404 shs.	58.52% of Common Stock 44.08% of combined

Common Stock, $0.000001 par value	Richard Creitzman Flat 7, 22 Elm Park Gardens London SW10 9NY United Kingdom	1,000,000 shs.	5.68% of Common Stock 4.28% of combined

Common Stock, $0.000001 par value	Francis G. Clear 5036 Dr. Phillips Blvd.,#292 Orlando, FL 32819	2,084,470 shs.	11.85% of Common Stock 8.92% of combined

Title of Class	Name and Address of Beneficial Owner	Amount and nature of Beneficial Ownership (1)	Percent of Class (2)
Common Stock, $0.000001 par value	Gerald Goodman 7 Briarwood Road Rumson, NJ 07760	2,118,170 shs.	12.04% of Common Stock 9.06% of combined

Series A Preferred Stock, $0.00000001 par value	David Bloom 150 Columbus Ave. PH3B New York, NY 10023	100,000 shs.	5.20% of Series A Preferred Stock 1.27% of combined

Series A Preferred Stock, $0.00000001 par value	Thomas K. Connellan Tr. 807 Bay Hill Blvd. Orlando, FL 32819	200,000 shs.	10.41% of Series A Preferred Stock 2.50% of combined

Series A Preferred Stock, $0.00000001 par value	Edward Bloom 103 Buttonwood Drive Fair Haven, NJ 07704	100,000 shs.	5.20% of Series A Preferred Stock 1.27% of combined

Series A Preferred Stock, $0.00000001 par value	Kirti Kalidas 6651 Vineland Rd. #150 Orlando, FL 32819	200,000 shs.	10.41% of Series A Preferred Stock 2.50% of combined (3)

Series A Preferred Stock, $0.00000001 par value	Kenneth E. Warner 1716 Morton Avenue Ann Arbor, MI 48104	100,000 shs.	5.20% of Series A Preferred Stock 1.27% of combined

(1)	To management’s knowledge, all shares are owned directly.
(2)	Each outstanding share of Series A Preferred Stock entitles the holder thereof to vote on all matters on which holders of Common Stock are entitled to vote, and the holders of Series A Preferred Stock and of Common Stock vote together as a single class. With respect to any such vote, each share of Series A Preferred Stock entitles the voter to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into Shares of Common Stock, such conversion rate being three (3) shares of Common Stock for each share of Series A Preferred Stock. Therefore, the “Percent of Class” information provided above sets forth the percent of the outstanding class of securities owned by the beneficial owner, as well as the percent of the combined outstanding shares of Common Stock and Series A Preferred Stock, assuming conversion of the Series A Preferred Stock.
(3)	Kirti Kalidas also owns 216,875 shares of Common Stock, which are included in the calculation of the percent of the combined outstanding shares of Common Stock and Series A Preferred Stock.

(b) The following table includes beneficial ownership information for all current executive officers and directors, and all who served as directors or executive officers in the fiscal year ended December 31, 2005.

Title of Class	Name and Address of Beneficial Owner	Amount and nature of Beneficial Ownership (1)	Percent of Class (2)
Common Stock, $0.000001 par value	Mark S. Western 5209 Patricia Drive Orlando, FL 32819	10,294,404 shs.	58.52% of Common Stock 44.08% of combined

Common Stock, $0.000001 par value	Richard Creitzman Flat 7, 22 Elm Park Gardens London SW10 9NY United Kingdom	1,000,000 shs.	5.68% of Common Stock 4.28% of combined

Title of Class	Name and Address of Beneficial Owner	Amount and nature of Beneficial Ownership (1)	Percent of Class (2)
Common Stock, $0.000001 par value	Francis G. Clear 5036 Dr. Phillips Blvd.,#292 Orlando, FL 32819	2,084,470 shs.	11.85% of Common Stock 8.92% of combined

Common Stock, $0.000001 par value	Gerald Goodman 7 Briarwood Road Rumson, NJ 07760	2,118,170 shs.	12.04% of Common Stock 9.06% of combined

Common Stock, $0.000001 par value	Eric Ottens 25050 I-95 North, Suite 525 The Woodlands, TX 77380	150,000 shs.	0.85% of Common Stock 0.64% of combined

Common Stock, $0.000001 par value	All Directors and Executive Officers as a Group	15,647,044 shs.	88.95% of Common Stock 66.99% of combined

(1)	All shares are owned directly.
(2)	Each outstanding share of Series A Preferred Stock entitles the holder thereof to vote on all matters on which holders of Common Stock are entitled to vote, and the holders of Series A Preferred Stock and of Common Stock vote together as a single class. With respect to any such vote, each share of Series A Preferred Stock entitles the voter to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into Shares of Common Stock, such conversion rate being three (3) shares of Common Stock for each share of Series A Preferred Stock. Therefore, the “Percent of Class” information provided above sets forth the percent of the outstanding class of securities owned by the beneficial owner, as well as the percent of the combined outstanding shares of Common Stock and Series A Preferred Stock, assuming conversion of the Series A Preferred Stock.

(c) Management knows of no arrangements that may result in a change of control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following presents the directors, executive officers, promoters and control persons of the Company as of August 31, 2006:

Name	Age	Title	Term of Office
Mark S. Western	43	President Chief Executive Officer Chairman of the Board (Director)	Indefinite Indefinite 1 Year

Francis G. Clear	51	Chief Operating Officer Director	Indefinite 1 Year

Gerald Goodman	58	Chief Financial Officer Treasurer Director	Indefinite Indefinite 1 Year

Richard Creitzman	34	Director	1 Year

Eric Ottens	56	Executive Vice President	Indefinite

Donna Parsons	39	Vice President Corporate Relations	Indefinite

Mark S. Western. Mr. Western has been Chief Executive Officer, a director and Chairman of the Board of the Company since May 31, 2005. He was also President of the Company from May 31, 2005, until June 20, 2005, and he became President of the Company again on August 17, 2005, and has also held that title since. Prior to the Acquisition Agreement with Pexcon, Inc, Mr. Western was the President and Chief Executive Officer of Tekoil-FL since its incorporation in 2004. From August 1984 until he formed Tekoil-FL in 2004, Mr. Western worked as an engineer in oil and gas exploration, initially for Exploration & Production Services in the United Kingdom and Holland, and then went on to act as a consultant to the industry, having founded his own consultancy, Completion and Production Services, Ltd. He later pursued an alternative path in the energy sector, becoming president of Artistic Lighting Systems, a Las Vegas based LED lighting firm, in 1997. In February 1998, Mr. Western formed UNERGI, Inc., an LED lighting company, which he merged in August 1999 with New Millennium Media International. Mr. Western was born and educated in England and graduated with a Mechanical & Production Engineering HNC from Norwich University.

Francis G. Clear. Mr. Clear has been the Chief Operating Officer and a director of the Company since June 20, 2005, and he served as President of the Company from June 20, 2005, until August 17, 2005. Following 14 years in commercial banking, corporate finance and international banking, in 1984 Mr. Clear co-founded Oemtek, a personal computer manufacturing/assembly plant. The business was sold in 1990. He has since been involved as a consultant in several start-up companies in diverse industries, ranging from golf products, gearing technologies and internet technologies. Mr. Clear has experience in dealing with the World Bank, the Corporate Council of Africa, the U.S. Agency for International Development and rapid prototyping technologies with the University of Central Florida. He has associations with contacts in several oil producing countries in Africa. Mr. Clear completed his High School Education in Rhodesia.

Gerald Goodman. Mr. Goodman has been the Treasurer, the Chief Financial Officer and a director of the Company since June 20, 2005. He is also the chairman of the Company’s audit committee. Mr. Goodman has been a partner in the Certified Public Accounting firm of Wiener, Goodman & Company, P.C., since 1984. Mr. Goodman has extensive experience in public accounting, providing audit, tax and management advisory services to clients, and he is the partner-in-charge of his firm’s SEC Practice Section. Mr. Goodman received a Bachelor of Science degree in accounting from The Pennsylvania State University in 1970, and he is a member of the American Institute of Certified Public Accountants.

Richard Creitzman. Mr. Creitzman has been a director of the Company since July 13, 2005. Mr. Creitzman has spent the past 12 years working in Russia and other parts of the former Soviet Union for a mixture of trading companies and banks in trade and commodity finance positions in both the metal and the oil and gas industries. From 2001 until 2004, Mr. Creitzman served as Head of Corporate Finance of the Russian oil company, Sibneft. In addition, from July 2003 until August 2004, Mr. Creitzman served as a director of Chelsea Limited in London, as well as a director of Chelsea Limited-owned Chelsea Football Club. Mr. Creitzman was born in England and graduated from Surrey University in 1993 with Bachelor of Science degrees in Business and Geography, in the fields of Economics, Law, Accounting and Statistics.

Eric Ottens. Mr. Ottens has been the Executive Vice President of the Company since June 20, 2005. He is also responsible for overseeing the Company’s South American expansion plans. From 1980 until 1987, Mr. Ottens served as Finance Manager for a division of Baker Hughes International in Rio de Janeiro, Brazil, and for two years subsequent to that, he worked as Controller for Teknoil Corporation, a local oil and gas consulting company in Rio de Janeiro, Brazil. From 1987 until 1992, Mr. Ottens was the Regional Controller for Marriott Corporation in San Juan, Puerto Rico, and from 1993 until 2000, he was the Managing Director for Global Telecom Network. From January 2001 until May 2005, Mr. Ottens was self-employed as an independent contractor/consultant, providing consulting services for South American and European companies operating in the U.S. Mr. Ottens graduated in 1978 from the University of Maryland with a degree in Finance and Accounting.

Donna Parsons. Ms. Parsons was appointed to the position of Vice President of Corporate Relations on June 1, 2006, and she serves as a Director of the Company’s wholly-owned subsidiary, Tekoil Rig and Development Corporation, a Newfoundland corporation. She also serves as a member of the certifying board with the Association of Engineering Technicians and Technologists of Newfoundland and Labrador. Ms. Parsons was born and educated in the Province of Newfoundland and Labrador, and brings a wealth of government related oil & gas experience to the Company. She initially began her career within the Newfoundland government as a Petroleum Engineering Technologist for the Department of Natural Resources in 1998, and more recently as an Industrial Development Officer in their Industrial Benefits Division through May 31, 2006. Both roles involved extensive public relations activities relating to the petroleum industry within the Province. As a result, Ms. Parsons has developed numerous key relationships with strong political and commercial ties in the oil & gas sector.

As of August 31, 2006, there were no family relationships among the directors and executive officers. Further, to the knowledge of management, no director, executive officer, promoter or control person has been involved in any legal proceedings during the past five years that are material to an evaluation of the ability or integrity of such director, person nominated to become a director, executive officer, promoter or control person of the Company. None of the individuals listed in this Item 5 has had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of such bankruptcy, if any, or within two years prior to that time. No director, executive officer, promoter or control person was or has been convicted in a criminal proceeding or is subject to a pending criminal proceeding or subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, borrowing, or otherwise limiting his or her involvement in any type of business, securities or banking activities. No director, executive officer, promoter or control person has been found by a court of competent jurisdiction in a civil action to have violated federal or state securities or commodities laws.

The Company’s Board of Directors has determined that Gerald Goodman is an audit committee financial expert serving on its audit committee. Mr. Goodman is not “independent.”

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the compensation paid during the last two fiscal years to the chief executive officer of the Company serving during the last completed fiscal year and to the Company’s two most highly compensated officers other than the chief executive officer who were serving as executive officers at the end of the last completed fiscal year. No information has been shown for other executive officers, each of whom received less than $100,000 in compensation in the last fiscal year. Due to the change of control of the Company that occurred on June 27, 2005, the information provided below with respect to the chief executive officer reflects compensation paid during the past two fiscal years to the chief executive officer of Tekoil-FL, who has served as the chief executive officer of the Company since said change of control. All of the current executive officers of the Company have served since June 20, 2005, or later.

SUMMARY COMPENSATION TABLE

	Annual compensation				Long term compensation
	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Awards		All Other Compensation
Name and principal position					Restricted stock award(s) ($)
Mark S. Western, CEO	2005	$111,127	-0-	-0-	$1,000,000	(1)	-0-
	2004	-0-	-0-	-0-	-0-		-0-

Gerald Goodman, CFO	2005	-0-	-0-	-0-	$400,000	(2)	-0-

	2004	-0-	-0-	-0-	-0-		-0-

Francis G. Clear, COO	2005	$64,250	-0-	-0-	$300,000	(3)	-0-
	2004	-0-	-0-	-0-	-0-		-0-

(1)	As of December 31, 2005, Mr. Western had received restricted stock awards totaling 5,000,000 shares of Common Stock, valued at $1,000,000 as of October 21, 2005, the date of grant (1,000,000 of such shares are for service as a director). The shares are subject to the Company’s right to repurchase them under certain circumstances, and the number of such shares to which the Company’s repurchase right applies is reduced by 1/36th for each full month of service as an employee or a director, as the case may be. The Company does not intend to pay dividends on the restricted shares, nor on any shares of its Common Stock.
(2)	As of December 31, 2005, Mr. Goodman had received restricted stock awards totaling 2,000,000 shares of Common Stock, valued at $400,000 as of October 21, 2005, the date of grant (1,000,000 of such shares are for service as a director). The shares are subject to the Company’s right to repurchase them under certain circumstances, and the number of such shares to which the Company’s repurchase right applies is reduced by 1/36th for each full month of service as an employee or a director, as the case may be. The Company does not intend to pay dividends on the restricted shares, nor on any shares of its Common Stock.
(3)	As of December 31, 2005, Mr. Clear had received restricted stock awards totaling 1,500,000 shares of Common Stock, valued at $300,000 as of October 21, 2005, the date of grant (1,000,000 of such shares are for service as a director). The shares are subject to the Company’s right to repurchase them under certain circumstances, and the number of such shares to which the Company’s repurchase right applies is reduced by 1/36th for each full month of service as an employee or a director, as the case may be. The Company does not intend to pay dividends on the restricted shares, nor on any shares of its Common Stock.

Employment Contracts

The Company has entered into a three-year employment agreement with Mark S. Western, its Chief Executive Officer, which commenced as of October 21, 2005. The agreement provides for base salary at a monthly rate of $20,000, bonuses at the discretion of the Board of Directors, reasonable and customary reimbursement of business expenses and vacation as set by the Board of Directors. The Company has also entered into a three-year director service agreement with Mr. Western, dated as of October 21, 2005. Mr. Western was granted 4,000,000 shares of Common Stock pursuant to the employment agreement and 1,000,000 shares of Common Stock pursuant to the director service agreement. The Company maintains, and is the beneficiary of, a key person life insurance policy on Mr. Western in the amount of $2 million.

The Company has entered into a three-year employment agreement with Gerald Goodman, its Chief Financial Officer, which commenced as of October 21, 2005. The agreement provides for base salary at a monthly rate of $6,000 commencing in 2006, bonuses at the discretion of the Board of Directors, reasonable and customary reimbursement of business expenses and vacation as set by the

Board of Directors. The Company has also entered into a three-year director service agreement with Mr. Goodman, dated as of October 21, 2005. Mr. Goodman was granted 1,000,000 shares of Common Stock pursuant to the employment agreement and 1,000,000 shares of Common Stock pursuant to the director service agreement.

The Company has entered into a three-year employment agreement with Francis G. Clear, its Chief Operating Officer, which commenced as of October 21, 2005. The agreement provides for base salary at a monthly rate of $7,500, bonuses at the discretion of the Board of Directors, reasonable and customary reimbursement of business expenses and vacation as set by the Board of Directors. The Company has also entered into a three-year director service agreement with Mr. Clear, dated as of October 21, 2005. Mr. Clear was granted 500,000 shares of Common Stock pursuant to the employment agreement and 1,000,000 shares of Common Stock pursuant to the director service agreement.

Shares of Common Stock granted pursuant to the employment and director service agreements discussed above are subject to the Company’s right to repurchase them at a price of $0.01 per share if the recipient resigns as employee without “good reason” (as defined in the employment agreement) or if he is terminated, as an employee or as a director, for “cause” (as defined in both of the agreements). The number of such shares to which the Company’s repurchase right applies is reduced by 1/36th for each full month of service as an employee or a director, as the case may be.

The Company has also entered into employment agreements with its other executive officers, and it has entered into director service agreements with its other directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On December 15, 2005, the Company issued an unsecured promissory note, bearing interest at the rate of prime plus one percent (1%) per annum (8.25% at December 31, 2005) to Wiener Goodman & Company, PC Profit Sharing Plan FBO Gerald Goodman in the principal amount of $50,000, with principal and interest due at maturity on June 15, 2006. The maturity date has since been extended until September 30, 2006. At any time prior to maturity, the lender may, at its option, convert the promissory note into 50,000 shares of Series A Preferred Stock.

On October 21, 2005, the Company issued 9,650,000 shares of Common Stock to certain of its officers and directors for services provided, and it recorded compensation expense in the amount of $1,930,000 in connection with the issuance of these shares. Such shares of Common Stock are subject to the Company’s right to repurchase them at a price of $0.01 per share if the recipient resigns as employee without “good reason” (as defined in the employment agreement) or if he is terminated, as an employee or as a director, for “cause” (as defined in both of the agreements). The number of such shares to which the Company’s repurchase right applies is reduced by 1/36th for each full month of service as an employee or a director, as the case may be.

On November 29, 2004, prior to the Acquisition Agreement, Tekoil-FL granted 5,100,000 shares of its common stock to its promoters and founders for their services in connection with the formation of that company. Such shares were exchanged for shares of Common Stock of the Company in connection with the Acquisition Agreement as of June 27, 2005. Following are the names of the promoters or founders and the number of shares of Common Stock resulting from the November 29, 2004, share issuance and the June 27, 2005 share exchange (taking into account the 100:1 reverse stock split):

Name	Number of Shares
Francis G. Clear	584,470 shares
Gerald Goodman	118,170 shares
Mark S. Western	5,294,404 shares

TOTAL	5,997,044 shares

ITEM 8. DESCRIPTION OF SECURITIES.

The Company is authorized to issue up to 200,000,000 shares of Common Stock, par value $0.000001 per share, and 20,000,000 shares of preferred stock, par value $0.00000001 per share. The Company has designated 3,000,000 of those authorized shares of preferred stock as Series A Convertible Preferred Stock. As of August 31, 2006, 17,590,175 shares of Common Stock were outstanding, held of record by approximately 53 persons, and 1,972,000 shares of Series A Preferred Stock were outstanding, held of record by approximately 56 persons.

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Each outstanding share of Series A Preferred Stock entitles the holder thereof to vote on all matters on which holders of Common Stock are entitled to vote, and the holders of Series A Preferred Stock and of Common Stock vote together as a single class. With respect to any such vote, each share of Series A Preferred Stock entitles the holder to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into Shares of Common Stock, such conversion rate being three (3) shares of Common Stock for each share of Series A Preferred Stock. There is no cumulative voting with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors.

The holders of Common Stock and the holders of Series A Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors for each such class of stock out of the funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock and the holders of Series A Preferred Stock are entitled to share ratably, after conversion of each share of Series A Preferred Stock into three (3) shares of Common Stock, in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock and the Series A Preferred Stock.

Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. Each holder of shares of Series A Preferred Stock has the right, at its option and without further payment, to convert any or all of its shares of Series A Preferred Stock into fully paid and non-assessable shares of Common Stock at the rate of three (3) shares of Common Stock for each share of Series A Preferred Stock. Each share of Series A Preferred Stock will automatically convert into three (3) shares of Common Stock (i) immediately prior to a liquidation of the Company; (ii) immediately prior to an initial public offering by the Company,; or (iii) at any time after July 29, 2006, at the sole discretion of the Company’s Board of Directors. The number and type of securities to be received upon conversion of the Series A Preferred Stock are subject to certain anti-dilution adjustments. The terms of the Series A Preferred Stock are fully set forth in a Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on August 2, 2005, as amended by an Amendment to Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on February 22, 2006, and as further amended by a Second Amendment to Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, filed with the Secretary of State of Delaware on June 12, 2006.

The Company has never paid any dividends. Future dividends, if any, will be contingent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a business combination. The payment of dividends is within the discretion of the Company’s Board of Directors. The Company presently intends to retain all earnings, if any, for use in the Company’s business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. However, there are no current restrictions on the payment of dividends either by contract or regulation.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

At the time of filing, only a limited market existed for the Company’s Common Stock. As of August 31, 2006, the Company had outstanding 17,590,175 shares of Common Stock with a par value of $0.000001 per share. According to the records of the Company’s transfer agent, Holladay Stock Transfer, Inc., a total of 751,200 of those shares were freely tradable over the counter on August 31, 2006.

(a) The Common Stock of the Company has been traded on the over-the-counter market since May 7, 2004, initially under the symbol, PXCN. The stock began trading under the symbol, TKGC, on July 29, 2005, and the symbol was changed to TKGN on October 14, 2005. The high and low closing bid prices each fiscal quarter, in decimal form, since May 7, 2004, are as follows:

	2004
	High	Low
May 7 through June 30	0.30	0.10
3rd Quarter	0.10	0.04
4th Quarter	0.035	0.001

	2005
	High	Low
1st Quarter	0.064	0.018
2nd Quarter	0.05	0.001
3rd Quarter	0.0095	0.003
October 3 through October 13	0.008	0.005

DATE OF 100-to-1 REVERSE SPLIT – OCTOBER 14, 2005

October 14 through December 30	0.64	0.01

	2006
	High	Low
1st Quarter	0.45	0.25
2nd Quarter	0.20	0.75

The quotations above, provided by Pink Sheets, LLC, reflect inter-dealer prices without retail markup, mark down or commission, and may not represent actual transactions. The quotations prior to October 14, 2005, have not been adjusted for the 100-to-1 reverse stock split that occurred on that date.

(b) As of August 31, 2006, the Company had approximately 53 shareholders of record of its Common Stock.

(c) The Company has not previously paid cash dividends on its Common Stock. The payment of cash dividends from current earnings is not prohibited by any agreements to which the Company is a party, but is subject to the discretion of the Board of Directors and will be dependent upon many factors, including the Company’s earnings, its capital needs and its general financial condition. The Company currently does not intend to pursue a policy of payment of dividends, but rather to utilize any excess proceeds to finance the development and expansion of its business.

ITEM 2. LEGAL PROCEEDINGS.

On or about August 15, 2006, a complaint was filed against the Company by Gerald M. Dunne in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida (Case No. 0612299) (the “Complaint”). In the Complaint, Mr. Dunne alleges that the Company breached the Acquisition Agreement by not conveying to Mr. Dunne shares of Common Stock equal to seven percent (7%) of the Company’s outstanding shares of Common Stock (the “Shares”). Mr. Dunne contends that he is entitled to the Shares, and that he beneficially owns the Shares, by virtue of the execution and closing of the Acquisition Agreement and the execution of the Management Agreement contemplated in the Acquisition Agreement.

The relief that Mr. Dunne seeks in his Complaint includes the following: (i) a temporary injunction preventing the Company from filing an application for a listing on the OTC Bulletin Board, or from selling, assigning or otherwise encumbering the Company’s shares until it has fulfilled its contractual obligations to Mr. Dunne; (ii) a judgment against the Company for breach of contract; (iii) a judgment ordering the Company to specifically perform the Acquisition Agreement and deliver the Shares to Mr. Dunne; (iv) as an alternative to the claims for breach of contract and specific performance, a judgment for damages against the Company based upon an allegation of conversion of the Shares; and (v) as an alternative to the claims for breach of contract and specific performance, a judgment for damages against the Company based upon an allegation of promissory estoppel.

Contemporaneously with the filing of the Complaint, Mr. Dunne filed a verified emergency motion for temporary injunction and incorporated memorandum of law (the “Motion”) with respect to his request for a temporary injunction in the Complaint. As of the date of this filing, the Company is unaware of any further action by Mr. Dunne or his counsel with respect to the Complaint or the Motion, including the setting of a hearing date for the Motion.

The Company believes that Mr. Dunne failed to perform conditions necessary to the issuance of the Shares to him and that he repudiated the Acquisition Agreement and the related Management Agreement by his actions. The Company intends to vigorously oppose the Motion and defend against the Complaint, and intends to raise counterclaims against Mr. Dunne. An adverse ruling against the Company could result in dilution of the Company’s shareholders; however, the Company does not believe that any judgment that may be obtained by Mr. Dunne will have a material adverse effect on its operations or financial condition.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS.

On December 15, 2005, the Company engaged Madsen & Associates, CPA’s Inc. as its independent auditors. Prior to that date, the Company, as Pexcon, Inc., had engaged the services of Harris F. Rattray, C.P.A., as its independent auditor. To management’s knowledge, the Company has had no disagreements with its accountants regarding accounting or financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

To the knowledge of the Company’s management, during the past three years, the Company (as Pexcon, Inc., prior to June 27, 2005) has made the following sales of unregistered shares of its Common Stock, par value $0.000001 per share, or common stock, par value $0.00000001 per share (the numbers of shares shown reflect the 100:1 reverse stock split that occurred on October 14, 2005):

Name of Purchaser	No. of Shares	Proceeds of Sale (in Dollars)	Date of Issuance
Boyce, Dick (1)	100,000	20,000	October 21, 2005
Bullis, Anthony (2)	584,470	20,000	December 15, 2004 February 1, 2005
Clear, Francis G. (3)	1,500,000	300,000	October 21, 2005
Clear, Francis G. (4)	584,470	-0-	June 27, 2005
Creitzman, Richard (3)	1,000,000	200,000	October 21, 2005
Genzianelli, Frank (2)	46,573	20,000	June 17, 2005
Goodman, Gerald (3)	2,000,000	400,000	October 21, 2005
Goodman, Gerald (4)	118,170	-0-	June 27, 2005
Harrison, Steven R. (2)	17,378	1,015	June 12, 2005
Kalidas, Kirti (2)	216,875	100,000	April 1, 2005
Lee, Joe (2)	58,390	3,383	June 15, 2005
Mason, David (2)	11,697	677	June 10, 2005
Ottens, Eric (3)	150,000	30,000	October 21, 2005
Partyka, Paul P. (2)	17,378	4,015	June 1, 2005
Western, Mark S. (1)	5,000,000	1,000,000	October 21, 2005
Western, Mark S. (4)	5,294,404	-0-	June 27, 2005

(1)	These sales were issuances of stock in exchange for services. Such shares of Common Stock were valued at $0.20 per share as of October 21, 2005, the date of grant.
(2)	These sales were originally sales of common stock of the Company (then known as Pexcon, Inc.), par value $0.00000001 per share. The numbers of shares of Common Stock indicated reflect the 100:1 reverse stock split, the proceeds of sale reflect the original sum paid to the Company (then known as Pexcon, Inc.), and the dates of issuance are the original dates of sales by the Company (then known as Pexcon, Inc.)
(3)	These sales were issuances of restricted stock to officers and directors as compensation for services provided. Such shares of Common Stock were valued at $0.20 per share as of October 21, 2005, the date of grant. The shares are subject to the Company’s right to repurchase them under certain circumstances, and the number of such shares to which the Company’s repurchase right applies is reduced by 1/36th for each full month of service as an employee or a director, as the case may be.
(4)	On November 29, 2004, Tekoil-FL granted 5,100,000 shares of its common stock to its promoters and founders for their services in connection with the formation of that company. Such shares were exchanged for shares of Common Stock of the Company in connection with the Acquisition Agreement as of June 27, 2005. The number of shares of Common Stock indicated is the result of the November 29, 2004, share issuance and the June 27, 2005 share exchange (taking into account the 100:1 reverse stock split).

With respect to sales of Common Stock by the Company on or after June 27, 2005, no underwriters took part in these sales of unregistered shares of Common Stock, and no underwriting discounts or commissions were paid. The Company’s sales of these unregistered shares of Common Stock were made in reliance on Section 4(2) of the Securities Act and the safe harbor provided by Rule 506 of Regulation D promulgated under the Securities Act, in that the sales did not involve any public offering. All purchasers of these unregistered shares of Common Stock were “accredited investors” as defined in Rule 501 of Regulation D, based upon representations made by such purchasers to the Company; and, consequently, the Company did not provide such purchasers information of the type described in Rule 502(b)(2) of Regulation D. Neither the Company nor any person acting on its behalf offered or sold these unregistered shares of Common Stock by any form of general solicitation or general advertising. Each purchaser of these unregistered shares of Common Stock represented to the Company (i) that such purchaser was acquiring such shares for the purchaser’s own account and not with a view to the sale or distribution thereof, (ii) that such purchaser understood that such shares had not been registered under the Act and, therefore, could be resold unless they were subsequently registered under the Securities Act or unless an exemption from registration was available; and (iii) that a legend would be placed on the certificate evidencing such shares stating that the shares had not been registered under the Securities Act and setting forth the restrictions on transferability and sale of the shares. All stock certificates representing such shares were issued with a restrictive legend, and the Company filed notices on Form D with the SEC and the relevant state securities regulators.

With respect to sales of common stock prior to June 27, 2005 by Pexcon, Inc. (as the Company was known at that time), to the knowledge of the Company’s management, no underwriters took part in these sales of unregistered shares of Pexcon, Inc.’s common stock, and no underwriting discounts or commissions were paid. The Company’s management does not know the section of the Securities Act or the rule of the SEC under which Pexcon, Inc., claimed exemption from registration. Other than as disclosed above, the Company’s management does not possess any other information concerning sales of unregistered securities of Pexcon, Inc. At the time of the change of control of the Company on June 27, 2005, 772,200,000 shares (pre-reverse split) of Pexcon, Inc., common stock were outstanding, and no shares of preferred stock were outstanding. The Company cannot guarantee that other unregistered securities were not sold by the Company (as Pexcon, Inc.) prior to June 27, 2005, or that sales by the Company (as Pexcon, Inc.) prior to June 27, 2005, were properly made in reliance on an available exemption from the registration requirements of the Securities Act. See, “Part I, Item 2 – Management’s Discussion and Analysis or Plan of Operation – Risk Factors That May Affect Future Results.”

During the past three years, the Company has made the following sales of unregistered shares of its Series A Convertible Preferred Stock, par value $0.00000001 per share, at the offering price of $1.00 per share, and the Company continues to offer and sell unregistered shares of its Series A Convertible Preferred Stock from time to time at such price:

Name of Purchaser	No. of Shares	Proceeds of Sale (in Dollars)	Date of Issuance
Abbot, Bruce	5,000	5,000	March 10, 2006
Anderson, Stuart	20,000	20,000	July 15, 2006
Bahary, Jeffrey A.	10,000	10,000	January 10, 2006
Bennett, Daniel J.	5,000	5,000	January 22, 2006
Berke, Marvin	20,000	20,000	July 6, 2006
Bloom, Bailey (Edward Bloom FBO Bailey Bloom)	35,000	35,000	May 1, 2006
Bloom, David C.	100,000	100,000	April 20, 2006
Bloom, Edward	100,000	100,000	April 1, 2006
Bloom, Taylor (Edward Bloom FBO Taylor Bloom)	35,000	35,000	May 1, 2006
Bloom, William	50,000	50,000	April 25, 2006
Boniello, Ralph W.	50,000	50,000	January 25, 2006
Connellan, Sandra S.	10,000	10,000	January 25, 2006
Davis, Max	10,000	10,000	June 30, 2006
Delaney, Michael	30,000	30,000	January 10, 2006
DePierro, Nicholas J.	20,000	20,000	January 10, 2006
Dodd, Pamela	10,000	10,000	January 25, 2006
Dodd, Pamela	1,000	1,000	January 17, 2006
Fairbrother, Faith	50,000	50,000	August 10, 2006

Name of Purchaser	No. of Shares	Proceeds of Sale (in Dollars)	Date of Issuance
Flanders, Paul	10,000	10,000	August 17, 2006
Fliszar, Avis M.	2,000	2,000	January 17, 2006
Frockt, Jerry B.	50,000	50,000	January 6, 2006
Frockt, Jerry B.	20,000	20,000	September 7, 2005
Gebele, Paula C.	5,000	5,000	May 1, 2006
Genzianelli, Frank	30,000	30,000	August 20, 2005
Gerin, Kiril and Robyn	10,000	10,000	April 22, 2006
Gerling, Robert	10,000	10,000	March 3, 2006
Gorman, Timothy and Catherine	15,000	15,000	July 17, 2006
Harrison, Steve	5,000	5,000	October 10, 2005
Hill, Timothy S.	10,000	10,000	April 3, 2006
Jacobowitz, Shawn	30,000	30,000	March 3, 2006
Jones, Carol Lynn T.	10,000	10,000	July 1, 2006
Kalidas, Kirti	100,000	100,000	December 20, 2005
Kalidas, Kirti	30,000	30,000	July 28, 2005
Kalidas, Kirti	70,000	70,000	August 14, 2005
Kalidas, Prem	50,000	50,000	September 24, 2005
Kiernan, Christopher	10,000	10,000	April 16, 2006
Koch, Peter J. & Cindy Chapman-	5,000	5,000	April 5, 2006
Korenek, Alfred J.	10,000	10,000	August 3, 2005
Korenek, Alfred J.	25,000	25,000	December 21, 2005
L&L Sealer & Supplies, L.L.C.	20,000	20,000	March 9, 2006
Lee, Keena R.	50,000	50,000	January 10, 2006
Lee, Michael F.	50,000	50,000	January 10, 2006
Lewit, Robert H.	5,000	5,000	March 10, 2006
Lowe, Alan	50,000	50,000	May 10, 2006
Maglio, Terry	5,000	5,000	April 18, 2006
Matlack, John C.	10,000	10,000	March 12, 2006
McGarigal, Paul J.	5,000	5,000	January 3, 2006
McGrade, Gregory J.	10,000	10,000	July 31, 2006
Munro, Mark	20,000	20,000	January 17, 2006
Munro, Mark	30,000	30,000	February 6, 2006
Nagindas, Naresh G.	10,000	10,000	October 7, 2005
National Financial Services, LLC FBO Axt, James Todd	50,000	50,000	May 10, 2006
Pappas, James G. and Patricia	10,000	10,000	March 5, 2006
Partyka, Paul P.	5,000	5,000	December 1, 2005
Pick, Diane	5,000	5,000	February 10, 2006
Pingitore, Carole	10,000	10,000	March 6, 2006
Pizzo, Thomas	10,000	10,000	March 13, 2006
Rhamstine, Stephen P.	10,000	10,000	August 14, 2006
Schafer, Charles E.	50,000	50,000	April 1, 2006
Schafer, Violet	50,000	50,000	April 5, 2006
Sciortino, Phillip, Jr.	10,000	10,000	March 9, 2006
Stratton, Laird S.	10,000	10,000	May 1, 2005
Studley, Michael	7,000	7,000	December 20, 2005
Sundheim, Douglas M.	1,000	1,000	January 17, 2006
Sundheim, Scott M.	1,000	1,000	January 17, 2006
Szem, Christopher B.	25,000	25,000	April 28, 2006
Thomas K Connellan TR	200,000	200,000	August 30, 2005
Thomas K. Connellan IRA	25,000	25,000	January 25, 2006
Warner, Kenneth E.	100,000	100,000	December 4, 2005
Winseck, Fred	15,000	15,000	April 18, 2006

No underwriters took part in these sales of unregistered shares of Series A Preferred Stock, and no underwriting discounts or commissions were paid. The Company’s sales of these unregistered securities were made in reliance on Section 4(2) of the Securities Act and the safe harbor provided by Rule 506 of Regulation D promulgated under the Securities Act, in that the sales did not involve any public offering. All purchasers of these unregistered shares of Series A Preferred Stock were “accredited investors” as defined in Rule 501 of Regulation D, based upon representations made by such purchasers to the Company; and, consequently, the Company did not provide such purchasers information of the type described in Rule 502(b)(2) of Regulation D. Neither the Company nor any person acting on its behalf offered or sold these unregistered shares of Series A Preferred Stock by any form of general solicitation or general advertising. Each purchaser of these unregistered shares of Series A Preferred Stock represented to the Company (i) that such purchaser was acquiring such shares for the purchaser’s own account and not with a view to the sale or distribution thereof, (ii) that such purchaser understood that such shares had not been registered under the Act and, therefore, could be resold unless they were subsequently registered under the Securities Act or unless an exemption from registration was available; and (iii) that a legend would be placed on the certificate evidencing such shares stating that the shares had not been registered under the Securities Act and setting forth the restrictions on transferability and sale of the shares. All stock certificates representing such shares were issued with a restrictive legend, and the Company filed notices on Form D with the SEC and the relevant state securities regulators. Further sales of Series A Preferred Stock will be made in accordance with the foregoing.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company is incorporated in Delaware. Under Section 145 of the Corporation Law of Delaware, a Delaware corporation may, under specified circumstances, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by a director, officer, employee or agent of the Company in connection with the action, suit or proceeding; provided, that such provision shall not eliminate or limit the liability of an individual applying for indemnification if, unless otherwise ordered by a court, a final adjudication establishes that (i) his acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and (ii) the act or omission was material to the cause of action.

The Company’s Certificate of Incorporation and Bylaws provide that the Company may indemnify its officers, directors, employees and agents to the fullest extent permissible under Delaware law. Directors and officers shall be, and employees and agents may be, upon adoption of a resolution of the Board of Directors, indemnified if made a party or threatened to be made a party, or involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal of such an action or any inquiry or investigation that could lead to such an action, against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred in connection with such action. The Board of Directors has the option of making any indemnification payments in advance and to purchase and maintain insurance to protect itself and its officers, directors, employees and agents. These indemnification rights are non-exclusive, but they will not eliminate or limit the liability of any directors, officer, employee or agent to the extent that such person is found liable for: (i) a breach of a duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director, officer, employee or agent received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the individual’s duties; or (iv) an act or omission for which liability is expressly provided by an applicable statute.

PART F/S

FINANCIAL STATEMENTS OF PEXCON, INC.

AND TEKOIL & GAS CORPORATION

- F/S-1 -

TEKOIL AND GAS CORPORATION

(AN EXPLORATION STAGE COMPANY)

Page
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements

Balance Sheets as of December 31, 2005 and 2004	F-4

Statement of Operations for the year ended December 31, 2005 and for the period November 29, 2004 (Date of Formation) through December 31, 2004 and for the period November 29, 2004 (Date of Formation) through December 31, 2005

F-5

Statement of Stockholder’s Equity (Deficiency) for the period November 29, 2004 (Date of Formation) through December 31, 2005.	F-6

Statement of Cash Flows for the year ended December 31, 2005 and for the period November 29, 2004 (Date of Formation) through December 31, 2004 and for the period November 29, 2004 (Date of Formation) through December 31, 2005

F-7

Notes to the Financial Statements.	F-8 -14

MADSEN & ASSOCIATES, CPA’s Inc.	684 East Vine St, Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

Board of Directors

Tekoil and Gas Corporation

Orlando, Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Tekoil and Gas Corporation (an exploration stage company) at December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2005 and the period November 29, 2004 (date of formation of subsidiary) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tekoil and Gas Corporation at December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2005 and the period November 29, 2004 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Murray, Utah
May 2, 2006	/s/ Madsen & Associates, CPA’s Inc.

TEKOIL AND GAS CORPORATION

BALANCE SHEET

(An Exploration Stage Company)

	December 31,
	2005	2004
ASSETS
Current Assets:
Cash	$167,524	$134

Total Current Assets	167,524	134

Property and Equipment - net	7,411	—
Other assets	10,000	—

TOTAL ASSETS	$184,935	$134

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current Liabilities:
Accrued expenses	$23,520	$30,611
Note payable - related party	50,000	—

Total Current Liabilities	73,520	30,611

Commitments and Contingencies:

Stockholders’ Equity (Deficiency):

Preferred Stock, $.000001 par value, authorized 20,000,000 shares
Series A Convertible Preferred Stock, 667,000 shares issued and outstanding	689,876	—
Common stock,par value $.000001 per share authorized 200,000,000 shares; 17,472,005 and 7,092,354 shares issued and outstanding respectively	2,073,579	(14,511)
Deficit accumulated during the development stage	(2,652,040)	(15,966)

Total Stockholders’ Equity (Deficiency)	111,415	(30,477)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$184,935	$134

See notes to financial statements.

TEKOIL AND GAS CORPORATION

STATEMENT OF OPERATIONS

(An Exploration Stage Company)

	Year Ended December 31, 2005	Period November 29, 2004 (Date of formation) through December 31, 2004	Period November 29, 2004 (Date of formation) through December 31, 2005
Revenues	$—	$—	$—

Cost and expenses:
General and administrative expenses	672,574	10,866	683,440
Compensatory element of common stock issurance	1,950,000	5,100	1,955,100

	(2,622,574)	(15,966)	(2,638,540)

Loss from operations	(2,622,574)	(15,966)	(2,638,540)

Interest expense	(13,500)	—	(13,500)

Loss before provision for income taxes	(2,636,074)	(15,966)	(2,652,040)

Provision for income taxes	—	—	—

Net loss	$(2,636,074)	$(15,966)	$(2,652,040)

Loss per share - basic and diluted	$(0.28)	$—

Weighted average number of common shares outstanding - basic and diluted	9,433,126	7,015,435

See notes to financial statements.

TEKOIL AND GAS CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(AN EXPLORATION STAGE COMPANY)

		Common Stock		Series A Preferred Stock		Deficit Accumulated During Development Stage
	Total	No of shares	Amount	No of shares	Amount
Balance, November 29, 2004	$(30,611)	772,200	$(30,611)	—	$—	$—
Issuance of common stock for services (valued at $.001 per share)	5,100	5,997,044	5,100
Sale of common stock	11,000	323,110	11,000
Net loss	(15,966)					(15,966)

Balance, December 31, 2004	(30,477)	7,092,354	(14,511)	—	—	(15,966)
Sale of common stock	38,090	412,776	38,090
Sale of preferred stock	655,000			655,000	655,000	—
Issuance of preferred stock for debt	27,876			5,000	27,876
Issuance of preferred stock for services (valued at $1.00 per share)	7,000			7,000	7,000
Issuance of common stock for debt	100,000	216,875	100,000
Compensatory element of common stock issuance (valued at $.20 per share)	1,950,000	9,750,000	1,950,000	—	—	—
Net loss	(2,636,074)					(2,636,074)

Balance, December 31, 2005	$111,415	17,472,005	$2,073,579	667,000	$689,876	$(2,652,040)

See notes to financial statements.

TEKOIL AND GAS CORPORATION

STATEMENT OF CASH FLOWS

(An Exploration Stage Company)

	Year Ended December 31, 2005	Period November 29, 2004 (Date of formation) through December 31, 2004	Period November 29, 2004 (Date of formation) through December 31, 2005
Cash flows from operating activities:
Net loss	$(2,636,074)	$(15,966)	$(2,652,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	823	—	823
Non cash fair value of stock	1,957,000	5,100	1,962,100
Changes in operating assets and liabilities:	—	—	—
Increase in other assets	(10,000)	—	(10,000)
Increase in accrued expenses and accounts payable	23,520	—	23,520

Net Cash Used in Operating Activities	(664,731)	(10,866)	(675,597)

Cash flows from investing activities:
Purchase of property, plant and equipment	(8,234)	—	(8,234)

Cash flows from financing activities:
Proceeds from issuance of common stock	38,090	11,000	49,090
Proceeds from borrowings	100,000	—	100,000
Proceeds from issuance of preferred stock	655,000	—	655,000
Repayment of debt	(2,735)	—	(2,735)
Proceeds from related party	50,000	—	50,000

Net Cash Flows Provided by Financing Activities	840,355	11,000	851,355

Net Increase in cash	167,390	134	167,524
Cash - beginning of period	134	—	—

Cash - end of period	$167,524	$134	$167,524

Supplementary information:
Cash paid during the year for:
Interest	$13,500	$—	$13,500

Income taxes	$—	$—	$—

Non-cash financings activities:
Issuance of preferred stock for services	$7,000		$7,000

Issuance of preferred stock for debt	$27,876		$27,876

Issuance of common stock for services	$1,950,000	$5,100	$1,955,100

Issuance of common stock for debt	$100,000		$100,000

See notes to financial statements.

TEKOIL AND GAS CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

(AN EXPLORATION STAGE COMPANY)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Tekoil and Gas Corporation (the “Company” or “Tekoil”) was incorporated in Delaware. The Company is focused on the acquisition, stimulation, rehabilitation and asset improvement of small to medium sized manageable oil and gas fields throughout North America.

The Company is considered an exploration stage enterprise as defined in Financial Accounting Standards Board (“FASB”) Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”. The Company has no revenue to date and there is no assurance the exploration, geological, typographical and geophysical studies by the Company will determine whether a well has proven reserves or that the Company will achieve a profitable level of operations.

Basis of Presentation

On June 27, 2005, the Company, then known as Pexcon, Inc. (“Pexcon”), entered into a share exchange agreement with Tekoil & Gas Corporation, a Florida corporation (“Tekoil-FL”). In connection with the share exchange, Pexcon acquired the assets and assumed the liabilities of Tekoil-FL. For accounting purposes, the share exchange agreement has been treated as a recapitalization of Tekoil-FL (subsidiary) as the acquirer. The financial statements prior to June 27, 2005 are those of Tekoil-FL.

As provided for in the share acquisition agreement, the stockholders of Tekoil-FL received 6,949,800 of Pexcon common stock, representing 90% of the outstanding stock after the acquisition, in exchange for the outstanding shares of Tekoil-FL common stock they held, which was accounted for as a reverse acquisition. Immediately following the share acquisition exchange, Pexcon had a total of 7,722,000 common shares issued and outstanding. The financial statements show a retroactive restatement of Tekoil-FL’s historical stockholders’ equity to reflect the equivalent number of shares of common stock issued in the acquisition.

The acquisition of Tekoil-FL was reported as a purchase with no goodwill, with book values considered to be fair value. In addition, the resignation of the former officers and directors of Pexcon took effect upon the close of the share acquisition exchange. The Tekoil-FL Board of Directors became the Board of Directors of Pexcon and Mark Western became President and Chief Executive Officer. Pexcon subsequently changed its name to “Tekoil and Gas Corporation.”

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accrued expenses.

The Company’s cash and cash equivalents are concentrated primarily in one bank in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institution that hold the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Earnings (Loss) Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the specified period. Diluted loss per common share is computed by dividing net loss by the weighed average number of common shares and potential common shares during the specified period. All potentially dilutive securities, which include preferred stock convertible into 2,001,000 common shares, have been excluded from the computation, as their effect is antidilutive.

Evaluation of long-lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the carrying value of the long-lived asset exceeds the estimated future undiscounted cash flows to be generated by such asset, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Depreciation

Property and equipment are stated at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the related assets for three years.

Stock Based Compensation

The Company issues shares of common stock and preferred stock to employees and non-employees as stock-based compensation. The Company accounts for the services using the fair market value of the consideration issued. For the year ended December 31, 2005, the Company issued 9,750,000 shares of its common stock and recorded compensation expense of $1,950,000 in connection with the issuance of these shares. The Company also issued 7,000 shares of its preferred stock and recorded compensation expense of $7,000 in connection with the issuance of these shares.

For the period November 29, 2004 (Date of Formation of the subsidiary) through December 31, 2004, the Company issued 51,000 shares of pre-merger common stock and recorded compensation expense of $5,100 in connection with the issuance of these shares.

Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by apply enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax bases of reported assets and liabilities.

The principal items giving rise to deferred taxes are certain expenses which have been deducted for financial reporting purposes which are not currently deductible for income tax purposes and the future tax benefits of certain net operating loss carryforward.

Fair Value of Financial Instruments

For financial instruments including cash and accrued expenses, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Financial Accounting Standards

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Correction”—a replacement of APB Opinion No. 20 and FASB statement No. 3. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The statement also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. This statement is effective for accounting changes and corrections made in fiscal years beginning after December 31, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company’s financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. SFAS No. 123(R) is effective as to the Company as of the beginning of the Company’s 2006 fiscal year. The Company will account for stock-based compensation costs prospectively at the time of adoption. The adoption of SFAS 123(R) is not expected to have a material effect on the Company’s results of operations.

In December 2004, the FASB issued SFAS No. 153, an amendment of APB Opinion No. 29 “Exchanges of Nonmonetary Assets”. SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s financial position or results of operations.

2.	OTHER ASSETS

	December 31,
	2005	2004
Non-refundable deposit	$10,000	$—

Tekoil and Gas Corporation has an exclusive option on the acquisition for a mining concession with Calcita Dominicana, a Dominican Republic based company from the date of signing through September 30, 2006. An additional deposit of $90,000 per the agreement was extended to September 30, 2006.

3.	PROPERTY AND EQUIPMENT

	December 31,
	2005	2004
Equipment	$8,234	$—
Less: Accumulated Depreciation	823	—

	$7,411	$—

Depreciation expense for the year ended December 31, 2005 and the period November 29, 2004 (Date of Formation of the subsidiary) through December 31, 2004, amounted to $823 and $-0-, respectively.

4.	NOTE PAYABLE - RELATED RATED

On December 15, 2005 the Company issued an unsecured promissory note at prime plus 1% (8.25% at December 31, 2005) to a related party in the amount of $50,000, with principal and interest due at maturity on June 15, 2006. At the option of the lender, any time prior to maturity the lender can convert the loan into 50,000 shares of Tekoil and Gas Corporation convertible preferred stock.

After the principal of this Note becomes due, interest shall be payable on demand and shall accrue at a rate of 12% per annum. As additional consideration for the loan, Tekoil will issue to the lender 25,000 shares of the Company’s common stock. No interest expense was paid or accrued as at December 31, 2005.

5.	INCOME TAXES

At December 31, 2005, the Company has a net operating loss carry-forward of approximately $2.7 million which expires in various years through 2020. Deferred income taxes reflect the impact of the net operating carry-forwards. In recognition of the uncertainty regarding the ultimate amount of tax benefits to be derived from the Company’s net operating loss carry-forward, the Company has recorded a valuation allowance for the entire amount of the deferred asset because the Company’s ability to operate at a profit is not more than likely.

6.	ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31,
	2005	2004
Professional fees	$20,000	$—
Other	3,520	30,611

	$23,520	$30,611

7.	SETTLEMENT OF DEBT

In September 2005, the Company issued 5,000 shares of Series A Preferred Stock and paid $2,735 to settle a debt of $30,611 to a former noteholder of Pexcon.

8.	STOCKHOLDERS’ EQUITY

Common Stock

a)	The Company is authorized to issue 200,000,000 shares of .000001 par value common stock. All the outstanding common stock is fully paid and non-assessable. The total proceeds received for the common stock is the value used for the common stock. The par value of .000001 per share is deemed immaterial.

b)	On October 14, 2005, the Company effected a 1 for 100 reverse stock split. As of that date, there were 7,722,005 common shares outstanding. All capital stock transactions in the financial statements have been retroactively restated to effect the reverse stock split.

c)	During the year ended December 31, 2005, the Company sold 3,550 private placement shares of pre-merger common stock and received net proceeds of $38,090.

d)	During the year ended December 31, 2005, the Company borrowed $100,000 from a third party. In June 2005, the Company issued the third party 1,850 private placement shares of its pre-merger common stock in exchange for this debt. The Company paid the third party $13,500 of interest on the debt and the amount is included in the Company’s statement of operations for the year ended December 31, 2005.

e)	During the period November 29, 2004 (Date of Formation of the subsidiary) through December 31, 2004, the Company sold 2,750 private placement shares of pre-merger common stock and received net proceeds of $11,000.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of $.000001 par value preferred stock. The Company has designated 2,000,000 of these authorized shares of Preferred Stock as Series A Convertible Preferred Stock. The Board of Directors has the authority, without action by the stockholders, to designate and issue the shares of preferred stock in one or more series and to designate the rights, preferences and each series, any or all of which may be greater than the rights of the Company’s common stock. During the year ended December 31, 2005, the Company sold 655,000 private placement shares of Series A Convertible Preferred Stock and received net proceeds of $655,000. As of December 31, 2005, there were 667,000 shares of Series A Convertible Preferred Stock outstanding which may be converted into 2,001,000 shares of the Company’s common stock.

The following is a summary of the pertinent rights and privileges of each class outstanding:

•

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Each outstanding share of Series A Preferred Stock entitles the holder thereof to vote on all matters on which holders of Common Stock are entitled to vote, and the holders of Series A Preferred Stock and of Common Stock vote together as a single class. With respect to any such vote, each share of Series A Preferred Stock entitles the holder to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into Share of Common Stock, such conversion rate being three (3) share of Common Stock for each share of Series A Preferred Stock. There is no cumulative voting with the result that the holders of more than 50% if the shares voting for the election of directors can elect all of the directors.

•	The holders of Common Stock and the holders of Series A Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors for each such class of stock out of the funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock and the holders of Series A Preferred Stock are entitled to share ratably, after conversion of each share of Series A Preferred Stock into three (3) shares of Common Stock, in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock and the Series A Preferred Stock.

•	Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. Each holder of shares of Series A Preferred Stock has the right, at its option and without further payment, to convert any or all of its shares of Series A Preferred Stock into fully paid and non-assessable shares of Common Stock at the rate of three (3) shares of Common Stock for each share of Series A Preferred Stock. Each share of Series A Preferred Stock will automatically convert into three (3) shares of Common Stock (i) immediately prior to a liquidation of the Company; (ii) immediately prior to an initial public offering by the Company,; (iii) at any time after July 29, 2006, at the sole discretion of the Company’s Board of Directors. The number of type of securities to be received upon conversion of the Series A Preferred Stock are subject to certain antidilution adjustments.

9.	SUBSEQUENT EVENTS

During the period ended April 10, 2006, the Company conducted private placements pursuant to which it sold 720,000 private placement shares of Series A Convertible Preferred Stock at a per share purchase price of $1.00, which may be converted in 2,160,000 shares of the Company’s common stock.

TEKOIL AND GAS CORPORATION

(AN EXPLORATION STAGE COMPANY)

Page
Financial Statements

Consolidated Balance Sheets as of June 30, 2006 (Unaudited) and December 31, 2005	F-16

Consolidated Statement of Operations for the six and three months ended June 30, 2006 and 2005 (Unaudited) and for the period November 29, 2004 (Date of Formation) through June 30, 2006	F-17

Consolidated Statement of Stockholder’s Deficiency for the period November 29, 2004 (Date of Formation) through June 30, 2006 (Unaudited)	F-18

Consolidated Statement of Cash Flows for the six months ended June 30, 2006 and 2005 (Unaudited) and for the period November 29, 2004 (Date of Formation) through June 30, 2006	F-19

Notes to the Unaudited Consolidated Financial Statements	F-20 -27

TEKOIL AND GAS CORPORATION

CONSOLIDATED BALANCE SHEET

(An Exploration Stage Company)

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
Current Assets:
Cash	$276,842	$167,524

Total Current Assets	276,842	167,524

Property and Equipment - net	111,831	7,411
Other assets	4,494	10,000

TOTAL ASSETS	$393,167	$184,935

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses	$140,906	$23,520
Note payable - related party	50,000	50,000

Total Current Liabilities	190,906	73,520

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock, $.000001 par value, authorized 20,000,000 shares

Series A Convertible Preferred Stock 1,777,000 and 667,000 shares at June 30, 2006 and December 31, 2005, respectively	1,799,876	689,876

Common stock, par value .000001 authorized 200,000,000 shares; 17,590,175 and issued and outstanding at June 30, 2006 and December 31, 2005, respectively	2,097,213	2,073,579

Cumulative other comprehensive income	4,517	—

Deficit accumulated during the development stage	(3,699,345)	(2,652,040)

Total Stockholders’ Equity	202,261	111,415

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$393,167	$184,935

See notes to unaudited consolidated financial statements.

TEKOIL AND GAS CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(An Exploration Stage Company)

(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,		Period November 29, 2004 (Date of formation) through June 30, 2006
	2006	2005	2006	2005
Revenues	$—	$—	$—	$—	$—

Cost and expenses:
Selling, general and administrative expenses	1,045,399	156,541	623,605	26,369	1,728,839
Compensatory element of common stock issurance	—	—	—	—	1,955,100

	1,045,399	156,541	623,605	26,369	3,683,939

Loss from operations	(1,045,399)	(156,541)	(623,605)	(26,369)	(3,683,939)

Interest expense	(1,906)	(18,590)	(979)	—	(15,406)

Loss before provision for income taxes	(1,047,305)	(175,131)	(624,584)	(26,369)	(3,699,345)

Provision for income taxes	—	—	—	—	—

Net loss	$(1,047,305)	$(175,131)	$(624,584)	$(26,369)	$(3,699,345)

Loss per share - basic and diluted	$(0.06)	$—	$(0.03)	$(0.03)

Weighted average number of common shares outstanding - basic and diluted	17,500,079	17,117,466	17,527,844	830,199

See notes to unaudited consolidated financial statements.

TEKOIL AND GAS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(AN EXPLORATION STAGE COMPANY)

(Unaudited) Deficit

	Total	Comprehensive Income (Loss)	Common Stock		Series A Preferred Stock		Cumulative Other Comprehensive Income	Deficit Accumulated During Development Stage
			No of shares	Amount	No of shares	Amount
Balance, November 29, 2004	$—		—	$—	—	$—	$—	$—
Recapitalization	(30,611)		772,200	(30,611)
Issuance of common stock (at $.001 per share)	5,100		5,997,044	5,100
Sale of common stock	11,000		323,110	11,000
Net loss	(15,966)							(15,966)

Balance, December 31, 2004	(30,477)		7,092,354	(14,511)	—	—	—	(15,966)

Sale of common stock	38,090		412,776	38,090
Sale of preferred stock	655,000				655,000	655,000		—
Issuance of preferred stock for debt	27,876				5,000	27,876
Issuance of preferred stock for services	7,000				7,000	7,000
Issuance of common stock for debt	100,000		216,875	100,000
Compensatory element of common stock issuance	1,950,000		9,750,000	1,950,000	—	—		—
Net loss	(2,636,074)							(2,636,074)

Balance, December 31, 2005	111,415		17,472,005	2,073,579	667,000	689,876	—	(2,652,040)

Sale of preferred stock	1,060,000				1,060,000	1,060,000
Issuance of preferred stock for services	50,000	—	—	—	50,000	50,000	—	—
Issuance of common stock for services	23,634	—	118,170	23,634	—	—	—	—
Net loss	(1,047,305)	$(1,047,305)						(1,047,305)
Currency translation adjustment - net of taxes	4,517	4,517					4,517	—

Comprehensive income (loss)		$(1,042,788)

Balance, June 30, 2006	$202,261		17,590,175	$2,097,213	1,777,000	$1,799,876	$4,517	$(3,699,345)

See notes to unaudited consolidated financial statements.

TEKOIL AND GAS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(An Exploration Stage Company)

(Unaudited)

	Six Months Ended June 30,		Period November 29, 2004 (Date of formation) through June 30, 2006
	2006	2005
Cash flows from operating activities:
Net loss	$(1,047,305)	$(175,131)	$(3,699,345)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,648	—	8,471
Non cash fair value of stock	73,634	—	2,035,734
Bad debt	—	—	30,611
Changes in operating assets and liabilities:
Increase (decrease) in other assets	5,506	—	(4,494)
Increase in accrued expenses and accounts payable	117,386	43,732	140,906

Net Cash Used in Operating Activities	(843,131)	(131,399)	(1,488,117)

Cash flows from investing activities:
Purchase of property, plant and equipment	(112,068)	—	(120,302)
Advances to affiliate	—	—	(30,611)

Net Cash Flows Used in Investing Activities:	(112,068)	—	(150,913)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	135,090	49,090
Proceeds from borrowings	—	—	100,000
Proceeds from issuance of preferred stock	1,060,000	5,000	1,715,000
Repayment of debt	—	—	(2,735)
Proceeds from related party	—	—	50,000

Net Cash Flows Provided by Financing Activities	1,060,000	140,090	1,911,355

Effect of exchange rate changes on cash	4,517	—	4,517

Net Increase in cash	109,318	8,691	276,842

Cash - beginning of period	167,524	134	—

Cash - end of period	$276,842	$8,825	$276,842

Supplementary information:
Cash paid during the year for:
Interest	$—	$—	$13,500

Income taxes	$—	$—	$—

Non-cash financings activities:
Issuance of preferred stock for services	$50,000	$—	$57,000

Issuance of preferred stock for debt	$—	$—	$27,876

Issuance of common stock for services	$23,634	$—	$1,978,734

Issuance of common stock for debt	$—	$27,876	$10,000

See notes to unaudited consolidated financial statements.

TEKOIL AND GAS CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(AN EXPLORATION STAGE COMPANY)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Tekoil and Gas Corporation (the “Company” or “Tekoil”) was incorporated in Delaware. The Company is focused on the acquisition, stimulation, rehabilitation and asset improvement of small to medium sized manageable oil and gas fields throughout North America.

The Company is considered an exploration stage enterprise as defined in Financial Accounting Standards Board (“FASB”) Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”. The Company has no revenue to date and there is no assurance the technology developed by the Company will be commercially successful or that the Company will achieve a profitable level of operations.

Basis of Presentation

On June 27, 2005, the Company, then known as Pexcon, Inc. (“Pexcon”), entered into a share exchange agreement with Tekoil & Gas Corporation, a Florida corporation (“Tekoil-FL”). In connection with the share exchange, Pexcon acquired the assets and assumed the liabilities of Tekoil-FL. For accounting purposes, the share exchange agreement has been treated as a recapitalization of Tekoil-FL as the acquirer. The financial statements prior to June 27, 2005 are those of Tekoil-FL.

As provided for in the share acquisition agreement, the stockholders of Tekoil-FL received 6,949,800 shares of Pexcon common stock, representing 90% of the outstanding stock after the acquisition, in exchange for the outstanding shares of Tekoil-FL common stock they held, which was accounted for as a reverse acquisition. Immediately following the share acquisition exchange, Pexcon had a total of 7,722,000 common shares issued and outstanding. The financial statements show a retroactive restatement of Tekoil-FL’s historical stockholders’ equity to reflect the equivalent number of shares of common stock issued in the acquisition.

The acquisition of Tekoil-FL was reported as a purchase with no goodwill, with book values considered to be fair value.

In addition, the resignation of the former officers and directors of Pexcon took effect upon the close of the share acquisition exchange. The Tekoil-FL Board of Directors became the Board of Directors of Pexcon and Mark Western became the President and Chief Executive Officer. Pexcon subsequently changed its name to “Tekoil and Gas Corporation.”

Significant Accounting Policies

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of all majority-own subsidiaries where its ownership is more than 50 percent of the common stock.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency for foreign operations is the local currency. Assets and liabilities of foreign operations are translated at balance sheet date rates of exchange and income, expense and cash flow items are translated at the average exchange rate for the period. Translation adjustments are recorded in Cumulative Other Comprehensive Income.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accrued expenses.

The Company’s cash and cash equivalents are concentrated primarily in one bank in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Earnings (Loss) Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the specified period. Diluted loss per common share is computed by dividing net loss by the weighed average number of common shares and potential common shares during the specified period. All potentially dilutive securities, which include preferred stock convertible into 5,181,000 and 2,001,000 common shares at June 30, 2006 and December 31, 2005, respectively, have been excluded from the computation, as their effect is antidilutive.

Evaluation of long-lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the carrying value of the long-lived asset exceeds the estimated future undiscounted cash flows to be generated by such asset, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Depreciation

Property and equipment are stated at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the related assets.

Stock Based Compensation

The Company issues shares of common stock and preferred stock to employees and non-employees as stock-based compensation. The Company accounts for the services using the fair market value of the consideration issued. For the year ended December 31, 2005, the Company issued 9,750,000 shares of its common stock and recorded compensation expense of $ 1,950,000 in connection with the issuance of these shares. The Company also issued 7,000 shares of its preferred stock and recorded compensation expense of $ 7,000 in connection with the issuance of these shares.

For the six months ended June 30, 2006, the Company issued 118,170 shares of its common stock and recorded consulting expense of $23,634 in connection with the issuance of these shares. The Company also issued 50,000 shares of its preferred stock and recorded consulting expense of $50,000 in connection with the issuance of these shares.

For the period November 29, 2004 (Date of Formation of the Subsidiary) through June 30, 2006, the Company issued 51,000 shares of its common stock and recorded compensation expense of $ 5,100 in connection with the issuance of these shares.

Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by apply enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax bases of reported assets and liabilities.

The principal items giving rise to deferred taxes are certain expenses which have been deducted for financial reporting purposes which are not currently deductible for income tax purposes and the future tax benefits of certain net operating loss carryforward.

Fair Value of Financial Instruments

For financial instruments including cash, accrued expenses and accounts payable it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Financial Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”. (FIN 48”) The interpretation requires a two step approach for recognizing and measuring tax benefits based on a recognition threshold of “more likely than not”. FIN 48 also requires explicit disclosures about uncertainties in tax positions including a detailed rollforward of tax benefits that do not qualify for financial statement recognition. The adoption of FIN 48 is effective for fiscal years beginning after December 15, 2006. The implementation of FIN 48 could have a material effect on the consolidated balance sheet and results of operations but the effect of such implementation is not determinable at this time.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. SFAS No. 123(R) is effective as to the Company as of the beginning of the Company’s 2006 fiscal year. The Company accounted for stock-based compensation costs using the modified prospective method at the time of adoption. The adoption of SFAS 123(R) did not have a material effect on the Company’s results of operations.

In December 2004, the FASB issued SFAS No. 153, an amendment of APB Opinion No. 29 “Exchanges of Nonmonetary Assets”. SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material effect on the Company’s financial position or results of operations.

2.	OTHER ASSETS

	June 30, 2006	December 31, 2005
Deposit	$4,494	$10,000

Tekoil and Gas Corporation has an exclusive option on the acquisition for a mining concession with Calcita Dominicana, a Dominican Republic based company from the date of signing through September 30, 2006. An additional deposit of $90,000 per the agreement was due December 1, 2005.

In June 2006, the Company terminated its agreement with Calcita Dominicana and wrote off its investment of $10,000, which is included in the Company’s consolidated statement of operations for the six months ended June 30, 2006.

3.	PROPERTY AND EQUIPMENT

	June 30, 2006	December 31, 2005
Transportation equipment	$36,090	$—
Building	7,829	—
Equipment	76,383	8,234
Less: Accumulated Depreciation	8,471	823

	$111,831	$7,411

Depreciation expense for the six months ended June 30, 2006 and June 30, 2005 and the period November 10, 2004 (Date of Formation) through June 30, 2006, amounted to $7,647, $-0- and $8,471, respectively.

4.	NOTE PAYABLE - RELATED RATED

On December 15, 2005 the Company issued an unsecured promissory note at prime plus 1% (8.25% at June 30, 2006) to a related party in the amount of $50,000, with principal and interest due at maturity on June 15, 2006. This note was extended to September 30, 2006. At the option of the lender, any time prior to maturity the lender can convert the loan into 50,000 shares of Tekoil and Gas Corporation convertible preferred stock.

After the principal of this Note becomes due, interest shall be payable on demand and shall accrue at a rate of 12% per annum. As additional consideration for the loan, Tekoil will issue to the lender 25,000 shares of the Company’s common stock. Interest expense was $1,906 for the six months ended June 30, 2006 and is included in accrued expenses.

5.	INCOME TAXES

At June 30, 2006, the Company has a net operating loss carry-forward of approximately $3,626,000 million which expires in various years through 2020. Deferred income taxes reflect the impact of the net operating carry-forwards. In recognition of the uncertainty regarding the ultimate amount of tax benefits to be derived from the Company’s net operating loss carry-forward, the Company has recorded a valuation allowance for the entire amount of the deferred asset.

6.	ACCRUED EXPENSES

Accrued expenses consisted of the following:

	June 30, 2006	December 31, 2005
Professional fees	$76,000	$20,000
Payroll expense	57,000	—
Engineering fees	6,000	—
Interest expense	1,906	—
Other	—	3,520

	$140,906	$23,520

7.	SETTLEMENT OF DEBT

In September 2005, the Company issued 5,000 shares of Series A Preferred Stock and paid $2,735 to settle a debt to a former noteholder of Pexcon. .

8.	STOCKHOLDERS’ EQUITY

Common Stock

a)	The Company is authorized to issue 200,000,000 shares of .000001 par value common stock. All the outstanding common stock is fully paid and non-assessable. The total proceeds received for the common stock is valued used for the common stock. The par value of .000001 per share is deemed immaterial.

b)	On October 14, 2005, the Company effected a 1 for 100 reverse stock split. As of that date, there were 7,722,000 common shares outstanding. All capital stock transactions in the financial statements have been retroactively restated to effect the reverse stock split

c)	During the year ended December 31, 2005, the Company sold 3,550 private placement shares of pre-merger common stock and received net proceeds of $38,090.

d)	During the year ended December 31, 2005, the Company borrowed $100,000 from a third party. In June 2005, the Company issued the third party 1,850 private placement shares of its pre-merger common stock in exchange for this debt. The Company paid the third party $ 13,500 of interest on the debt and the amount is included in the Company’s statement of operations for the year ended December 31, 2005.

e)	During the period November 29, 2004 (Date of Formation) of the subsidiary through December 31, 2004, the Company sold 2,750 private placement shares of pre-merger common stock and received net proceeds of $11,000.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of .000001 par value preferred stock. The Company has designated 3,000,000 of these authorized shares of Preferred Stock as Series A Convertible Preferred Stock. The Board of Directors has the authority, without action by the stockholders, to designate and issue the shares of preferred stock in one or more series and to designate the rights, preferences and each series, any or all of which may be greater than the rights of the Company’s common stock. During the six months ended June 30, 2006 and for the year ended December 31, 2005, the Company sold 1,060,000 and 667,000 shares of Series A Preferred Stock and received net proceeds of $1,060,000 and $689,876 respectively. As of June 30, 2006, there were 1,727,000 shares of Series A Preferred Stock outstanding which may be converted into 5,181,000 shares of the Company’s common stock.

The following is a summary of the pertinent rights and privileges of each class outstanding:

•	The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Each outstanding share of Series A Preferred Stock entitles the holder thereof to vote on all matters on which holders of Common Stock are entitled to vote, and the holders of Series A Preferred Stock and of Common Stock vote together as a single class. With respect to any such vote, each share of Series A Preferred Stock entitles the holder to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares of Series A Preferred Stock into Share of Common Stock, such conversion rate being three (3) share of Common Stock for each share of Series A Preferred Stock. There is no cumulative voting with the result that the holders of more than 50% if the shares voting for the election of directors can elect all of the directors.

•	The holders of Common Stock and the holders of Series A Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors for each such class of stock out of the funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock and the holders of Series A Preferred Stock are entitled to share ratably, after conversion of each share of Series A Preferred Stock into three (3) shares of Common Stock, in all assets remaining available for distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock and the Series A Preferred Stock.

•	Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. Each holder of shares of Series A Preferred Stock has the right, at its option and without further payment, to convert any or all of its shares of Series A Preferred Stock into fully paid and non-assessable shares of Common Stock at the rate of three (3) shares of Common Stock for each share of Series A Preferred Stock. Each share of Series A Preferred Stock will automatically convert into three (3) shares of Common Stock (i) immediately prior to a liquidation of the Company; (ii) immediately prior to an initial public offering by the Company,; (iii) at any time after July 29, 2006, at the sole discretion of the Company’s Board of Directors. The number of type of securities to be received upon conversion of the Series A Preferred Stock are subject to certain antidilution adjustments.

9.	SUBSEQUENT EVENTS

During the period subsequent to June 30, 2006, the Company conducted private placements pursuant to it which it sold 145,000 shares of Series A Preferred Stock at a price per share of $1.00, which maybe converted into 435,000 shares of the Company’s common stock.

10.	LEGAL PROCEEDINGS

On or about August 15, 2006, a complaint was filed against the Company by Gerald M. Dunne in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida (Case No. 0612299) (the “Complaint”). In the Complaint, Mr. Dunne alleges that the Company breached the Acquisition Agreement by not conveying to Mr. Dunne shares of Common Stock equal to seven percent (7%) of the Company’s outstanding shares of Common Stock (the “Shares”). Mr. Dunne contends that he is entitled to the Shares, and that he beneficially owns the Shares, by virtue of the execution and closing of the Acquisition Agreement and the execution of the Management Agreement contemplated in the Acquisition Agreement.

The relief that Mr. Dunne seeks in his Complaint includes the following: (i) a temporary injunction preventing the Company from filing an application for a listing on the OTC Bulletin Board, or from selling, assigning, or otherwise encumbering the Company’s shares until it has fulfilled its contractual obligations to Mr. Dunne; (ii) a judgment against the Company for breach of contract; (iii) a judgment ordering the Company to specifically perform the Acquisition Agreement and deliver the Shares to Mr. Dunne; (iv) as an alternative to the claims for breach of contract and specific performance, a judgment for damages against the Company based upon an allegation of conversion of the Shares; and (v) as an alternative to the claims for breach of contract and specific performance, a judgment for damages against the Company based upon an allegation of promissory estoppel.

Contemporaneously with the filing of the Complaint, Mr. Dunne filed a verified emergency motion for temporary injunction and incorporated memorandum of law (the “Motion”) with respect to his request for a temporary injunction in the Complaint. As of the date of this filing, the Company is unaware of any further action by Mr. Dunne or his counsel with respect to the Complaint or the Motion, including the setting of a hearing date for the Motion.

The Company believes that Mr. Dunne failed to perform conditions necessary to the issuance of the Shares to him and that he repudiated the Acquisition Agreement and the related Management Agreement by his actions. The Company intends to vigorously oppose the Motion and defend against the Complaint, and intends to raise counterclaims against Mr. Dunne. An adverse ruling against the Company could result in dilution of the Company’s shareholders; however, the Company does not believe that any judgment that may be obtained by Mr. Dunne will have a material adverse effect on its operations or financial condition.

PEXCON, INC.

(AN EXPLORATION STAGE COMPANY)

Page
Report of Independent Certified Public Accountant	F-29

Financial Statements

Balance Sheets as of June 26, 2005 and April 20, 2005	F-30

Statement of Operations for the period May 1, 2005 through June 26, 2005, the period April 9, 2004 (Date of Formation) Through April 30, 2005 and the period April 9, 2004 (Date of Formation) Through June 26, 2005

F-31

Statement of Stockholder’s Deficiency for the period April 9, 2004 (Date of Formation) through June 27, 2005.	F-32

Statement of Cash Flows for the period May 1, 2005 through June 26, 2005 and April 9, 2004 (Date of Formation) Through April 30, 2005 and the period April 9, 2004 (Date of Formation) Through June 26, 2005

F-33

Notes to the Financial Statements.	F-34 -36

[LETTERHEAD OF HARRIS F. RATTRAY, C.P.A.]

Certified Public Accountant

To the Board of Directors

Pexcon, Inc.

Orlando, Florida

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying balance sheets of Pexcon, Inc. (an exploration stage company) at June 26, 2005, and April 30, 2005, and the related statements of operations, stockholders’ equity, and cash flows for the period May 1 through June 26, 2005 and the period April 9, 2004 (date of formation) to June 26, 2005. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pexcon, Inc. at June 26, 2005 and April 30, 2005 and the related statements of operations, stockholders’ equity and cash flows for the period ended June 26, 2005 and the period April 9, 2004 through June 26, 2005 in conformity with accounting principles generally accepted in the United States of America.

Pembroke Pines, Florida

May 25, 2006

PEXCON, INC.

BALANCE SHEET

(An Exploration Stage Company)

	June 26, 2005	April 30, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$—	$607

Total Current Assets	—	607
Other assets	—	10,268

TOTAL ASSETS	$—	$10,875

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities:
Accrued expenses	$5,290	$5,898
Note payable - related party	25,321	25,321

Total Current Liabilities	30,611	31,219

Commitments and Contingencies

Stockholders’ Deficiency:

Common stock,par value $0.000000001 per share authorized 200,000,000 shares; 77,220,000 shares issued and outstanding as of June 26, 2005 and April 30, 2005	31,688	31,688

Deficit accumulated during the development stage	(62,299)	(52,032)

Total Stockholders’ Deficiency	(30,611)	(20,344)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$—	$10,875

See notes to financial statements.

PEXCON, INC.

STATEMENT OF OPERATIONS

(An Exploration Stage Company)

	Period May 31, 2005 through June 26, 2005	Period April 9, 2004 (Date of formation) through April 30, 2005	Period April 9, 2004 (Date of formation) through June 26, 2005
Revenues	$—	$—	$—

Cost and expenses:
General and administrative expenses	99	50,026	50,125
Loss on investment	10,168	—	10,168

	(10,267)	(50,026)	(60,293)

Loss from operations	(10,267)	(50,026)	(60,293)

Interest expense	—	(2,006)	(2,006)

Loss before provision for income taxes	(10,267)	(52,032)	(62,299)

Provision for income taxes	—	—	—

Net loss	$(10,267)	$(52,032)	$(62,299)

Loss per share - basic and diluted	$—	$—

Weighted average number of common shares outstanding - basic and diluted	77,220,000	77,220,000

See notes to financial statements.

PEXCON, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(AN EXPLORATION STAGE COMPANY)

						Deficit Accumulated During Development Stage
	Total	Common Stock		Series A Preferred Stock
		No of shares	Amount	No of shares	Amount
Balance, April 9, 2004	$—	—	$—	—	$—	$—
Common Stock issued for expenses less cost of issue	31,688	77,220,000	31,688	—	—	—
Net loss April 9, 2004 through April 30, 2005	(52,032)					(52,032)

Balance, April 30, 2005	(20,344)	77,220,000	31,688	—	—	(52,032)
Net loss from May 1, 2005 through June 26, 2005	(10,267)	—	—	—	—	(10,267)

Balance, June 26, 2005	$(30,611)	77,220,000	$31,688	—	$—	$(62,299)

See notes to financial statements.

PEXCON, INC

STATEMENT OF CASH FLOWS

(An Exploration Stage Company)

	Period May 1, 2005 through June 26, 2005	Period April 9, 2004 (Date of Formation) through April 30, 2005	Period April 9, 2004 (Date of Formation) through June 26, 2005
Cash flows from operating activities:
Net loss	$(10,267)	$(52,032)	$(62,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on investment	10,168	—	10,168
Changes in operating assets and liabilities:	—	—	—
Increase (decrease) in accrued expenses and accounts payable	(606)	5,896	5,290

Net Cash Used in Operating Activities	(705)	(46,136)	(46,841)

Cash flows from investing activities:
Purchase of Glow Bench Systems International Inc	—	(10,268)	(10,268)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	31,688	31,688
Proceeds from borrowings	—	25,321	25,321
Proceeds from sale of investment	100	—	100

Net Cash Flows Provided by Financing Activities	100	57,009	57,109

Net Increase in cash	(605)	605	—

Cash - beginning of period	605	—	—

Cash - end of period	$—	$605	$—

Supplementary information:
Cash paid during the year for:
Interest	$—	$—	$—

Income taxes	$—	$—	$—

See notes to financial statements.

PEXCON, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 26, 2005

(AN EXPLORATION STAGE COMPANY)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pexcon, Inc. (the “Company or “Pexcon”), an exploration stage company, was organized under the laws of Delaware on January 2, 2002, under the name “Trailridge Holdings, Inc.” On April 6, 2004, the Company changed its name to “Glow Bench Systems International, Inc.” (“Glow Bench”); and on December 14, 2004, it changed its name to “Pexcon, Inc.”

The Company is considered an exploration stage enterprise as defined in Financial Accounting Standards Board (“FASB”) Statement No. 19, “Financing, Accounting and Reporting by Oil and Gas Producing Companies”. The Company has no revenue to date and there is no assurance the Company will achieve a profitable level of operations.

Basis of Presentation

On June 27, 2005, Pexcon closed a share exchange agreement with Tekoil and Gas Corporation (“Tekoil) . In connection with the share exchange, Pexcon acquired the assets and assumed the liabilities of Tekoil. For accounting purposes, the share exchange agreement has been treated as a recapitalization of Tekoil (subsidiary) as the acquirer.

As provided for in the share acquisition agreement, the stockholders of Tekoil received 694,980,000 of Pexcon common stock, representing 90% of the outstanding stock after the acquisition, in exchange for the outstanding shares of Tekoil common stock they held, which was accounted for as a reverse acquisition. Immediately following the share acquisition exchange, Pexcon had a total of 772,200,000 common shares issued and outstanding.

In addition, the resignation of the former officers and directors of Pexcon took effect upon the close of the share acquisition exchange. The Tekoil Board of Directors became the Board of Directors of Pexcon and Mark Western became President and Chief Executive Officer.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accrued expenses.

The Company’s cash and cash equivalents are concentrated primarily in one bank in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institution that holds the Company financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

Earnings (Loss) Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the specified period. Diluted loss per common share is computed by dividing net loss by the weighed average number of common shares and potential common shares during the specified period. The Company has no potentially dilutive securities.

Evaluation of long-lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the carrying value of the long-lived asset exceeds the estimated future undiscounted cash flows to be generated by such asset, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Income Taxes

Income taxes are not provided for in the financial statements since Pexcon, Inc. incurred a net loss for the period May 1, 2005 through June 26, 2005 and the period April 9, 2004 (Date of Formation) through April 30, 2005.

Fair Value of Financial Instruments

For financial instruments including cash and accrued expenses, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Financial Accounting Standards

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

2.	OTHER ASSETS

	June 26, 2005	April 30, 2005
Investment in Glow Bench	$—	$10,268

3.	SALE OF INVESTMENT

On May 1, 2005, the Company sold its investment under the tradename of Digital Media Resources which relates to the Illuminated Advertising Bench, the trade name Glow Bench, the website www. Glowbench.com and all related programming to Michael Mikich for $100. For the period May 1, 2005 through June 26, 2005, the Company recorded a loss on the sale of $10,168.

4.	NOTE PAYABLE - RELATED PARTY

The note payable consists of amounts due to shareholders. The note is due on demand and interest is payable at a rate 18% per annum on a portion of the note. For the period April 9, 2004 (Date of Formation) through April 30, 2005, the Company recorded interest expense of $2,006.

In September 2005, Tekoil (the acquirer of Pexcon), issued 5,000 shares of its Series A Preferred Stock and paid $2,735 to settle this debt plus any accrued interest.

5.	COMMON STOCK

The Company is authorized to issue 200,000,000 shares of $0.00000001 par value common stock. In April 2004, the Company issued 76,140,000 common shares and received net proceeds of $31,688.

6.	SUBSEQUENT EVENTS

During the period ended April 10, 2006, the Company conducted private placements pursuant to which it sold 720,000 private placement shares of Series A Convertible Preferred Stock at a per share purchase price of $1.00, which may be converted into 2,160,000 shares of the Company’s common stock.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number		Description
2.1	-	Certificate of Incorporation of the Company and all Amendments thereto (filed as Exhibit 2.1 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

2.2	-	Bylaws of the Company (filed as Exhibit 2.2 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

3.1	-	Article Fourth of the Certificate of Incorporation of the Company, as amended (filed as part of Exhibit 2.1 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

3.2	-	Articles II, III, VIII and XI of the Bylaws of the Company (filed as part of Exhibit 2.2 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

3.3	-	Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (filed as Exhibit 3.3 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

3.4	-	Amendment to Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (filed as Exhibit 3.4 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

3.5	-	Second Amendment to Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (filed as Exhibit 3.5 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

10.1	-	Consent of Madsen & Associates, CPA’s Inc. (filed herewith)

10.2	-	Consent of Harris F. Rattray, C.P.A. (filed herewith)

99.6.1	-	Acquisition Agreement dated May 25, 2005, among Pexcon, Inc., Tekoil-FL, the shareholders of Tekoil-FL and Gerald M. Dunne (filed as Exhibit 99.6.1 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.2	-	Unsecured Promissory Note dated December 15, 2005, from the Company to Wiener Goodman & Company PC Profit Sharing Plan FBO Gerald Goodman (filed as Exhibit 99.6.2 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.3	-	Employment Agreement dated as of October 21, 2005, between the Company and Mark S. Western (filed as Exhibit 99.6.3 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.4	-	Employment Agreement dated as of October 21, 2005, between the Company and Gerald Goodman (filed as Exhibit 99.6.4 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.5	-	Employment Agreement dated as of October 21, 2005, between the Company and Francis G. Clear (filed as Exhibit 99.6.5 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.6	-	Employment Agreement dated as of October 21, 2005, between the Company and Eric Ottens (filed as Exhibit 99.6.6 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.7	-	Director Service Agreement dated as of October 21, 2005, between the Company and Mark S. Western (filed as Exhibit 99.6.7 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.8	-	Director Service Agreement dated as of October 21, 2005, between the Company and Gerald Goodman (filed as Exhibit 99.6.8 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.9	-	Director Service Agreement dated as of October 21, 2005, between the Company and Francis G. Clear (filed as Exhibit 99.6.9 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

99.6.10	-	Director Service Agreement dated as of October 21, 2005, between the Company and Richard Creitzman (filed as Exhibit 99.6.10 to the Company’s Form 10-SB, filed with the SEC on July 5, 2006)*

*	Incorporated herein by reference. SEC File No. 0-52100

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ITEM 2. DESCRIPTION OF EXHIBITS.

The documents listed in Part III, Item 1- Index to Exhibits, are attached to this registration statement as exhibits and are incorporated herein by this reference. Exhibit 2.1 consists of the Certificate of Incorporation of the Company on file with the Secretary of State of Delaware, together with all amendments thereto to date. Exhibit 2.2 is the current Bylaws of the Company. Exhibits 3.1 and 3.2 are those portions of Exhibits 2.1 and 2.2 that describe the rights of the Company’s security holders. Exhibits 3.1 and 3.2 are not filed herewith as separate exhibits, but they are referred to in the Index to Exhibits in order to identify where such information may be found in Exhibits 2.1 and 2.2. Exhibits 10.1 and 10.2 are the consents of the Company’s independent auditors with respect to the financial statements included in Part F/S of this registration statement. Exhibit 99.6.1 is the Share Acquisition Agreement that is first described in the Business Development section of Item 1 of Part I of this registration statement. Exhibit 99.6.2 is the unsecured promissory note that is described in Item 7 of Part I of this registration statement. Exhibits 99.6.3, 99.6.4, 99.6.5 and 99.6.6 are the Employment Agreements that are first described in Item 6 of Part I of this registration statement. Exhibits 99.6.7, 99.6.8, 99.6.9 and 99.6.10 are the Director Service Agreements that are first described in Item 6 of Part I of this registration statement.

- III-2 -

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TEKOIL & GAS CORPORATION

Date: September 5, 2005	By:	/s/ Mark S. Western
Mark S. Western
President and Chief Executive Officer